     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1999.

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             THE TURNER CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                      375 HUDSON STREET                      13-3209884
 (STATE OR OTHER JURISDICTION OF        NEW YORK, NEW YORK 10014               (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)             (212) 229-6000                  IDENTIFICATION NO.)
                                   (ADDRESS, INCLUDING ZIP CODE, AND
                                               TELEPHONE
                                    NUMBER, INCLUDING AREA CODE, OF
                                              REGISTRANT'S
                                      PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               SARA J. GOZO, ESQ.

                             THE TURNER CORPORATION
                               375 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                             PHONE: (212) 229-6000
                              FAX: (212) 229-6485
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             KENNETH R. BLACKMAN, ESQ.                           STEPHEN P. FARRELL, ESQ.
     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                   MORGAN, LEWIS & BOCKIUS LLP
                ONE NEW YORK PLAZA                                    101 PARK AVENUE
           NEW YORK, NEW YORK 10004-1980                       NEW YORK, NEW YORK 10178-0060
               PHONE: (212) 859-8000                               PHONE: (212) 309-6000
                FAX: (212) 859-4000                                 FAX: (212) 309-6273

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                  AMOUNT          PROPOSED MAXIMUM        PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                  TO BE          OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
        SECURITIES TO BE REGISTERED           REGISTERED(2)           UNIT(3)                 PRICE(3)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1 per share(1)....     4,096,875            $17.28125             $70,799,121.09           $19,683
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes one attached preferred stock purchase right per share of common stock. Prior to the occurrence of certain events, the preferred stock purchase rights will not be exercisable and will not be evidenced separately from the common stock.
(2) Includes an aggregate of 534,375 shares issuable pursuant to an over-allotment option granted to the Underwriters.
(3) Estimated solely for the purpose of calculating the amount of the registration fee. Pursuant to Rule 457(c), the registration fee is based upon the average of the high and low prices of the registrant's common stock as reported on the New York Stock Exchange Composite Tape on February 26, 1999.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION. DATED MARCH 4, 1999

PROSPECTUS
                            ------------------------

                                3,562,500 SHARES

                             THE TURNER CORPORATION
                                  COMMON STOCK
                            ------------------------

     Two of our stockholders, Karl Steiner Holding AG, which is offering 2,400,000 shares, and The Turner Corporation Employees' Cash Balance Retirement Plan, which is offering 1,162,500 shares, are selling shares of common stock of The Turner Corporation. We will not receive any of the proceeds from the sale of these shares. The underwriters named in this prospectus may purchase up to 534,375 additional shares of common stock from The Turner Corporation under certain circumstances.

     The common stock is listed on the New York Stock Exchange under the symbol "TUR." The last reported sale price of our common stock on the New York Stock
Exchange on                , 1999 was $     per share.

                            ------------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

                                                            Per Share     Total
                                                            ---------    -------
Public Offering Price.....................................   $           $
Underwriting Discount.....................................
Proceeds to the Selling Stockholders (before expenses)....

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares of common stock to purchasers on or
about              , 1999.
                            ------------------------

PAINEWEBBER INCORPORATED

                                CIBC OPPENHEIMER

                                                            SANDERS MORRIS MUNDY
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1999

                                  TURNER CITY


Turner City is a rendering of the construction projects we substantially completed during the year throughout the world as if they were located in one city. Turner City 1998 consists of 149 projects totaling approximately 29 million square feet in 246 buildings. These projects are located in 115 cities, 30 states, United Arab Emirates, Saudi Arabia and Brazil.



                              [AERIAL DEPICTION/RENDERING]



                                                                      TURNER

COVER THREE
-----------


[PHOTO 1]

Rock and Roll Hall of Fame Museum
Cleveland, OH

[PHOTO 2]

Ontario Convention Center
Ontario, CA


[PHOTO 3]

Naval Air Systems Command Headquarters
Patuxent River, MD


[PHOTO 4]

Ericsson Stadium
Charlotte, NC

Turner provides innovative, responsive solutions to the diverse needs of our customers with a broad range of capabilities from strategic conceptual planning through construction and post-construction services.

COVER FOUR
----------

[PHOTO 5]

Arlington Courts and Police Facility
Arlington, VA


[PHOTO 6]

Genzyme Biopharmaceutical Manufacturing Facility
Allston Landing, MA

     You should rely only on the information contained in or incorporated in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not making an offer to sell our common stock in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.
                            ------------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    i
Prospectus Summary..........................................    1
Risk Factors................................................    6
Use of Proceeds.............................................    9
Price Range of Common Stock and Dividend Policy.............   10
Capitalization..............................................   11
Selected Consolidated Financial Data........................   12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   14
Business....................................................   21
Management..................................................   30
Principal and Selling Stockholders..........................   32
Certain Relationships and Related Transactions..............   34
Description of Capital Stock................................   35
Underwriting................................................   41
Legal Matters...............................................   42
Experts.....................................................   42
Where You Can Find More Information.........................   42
Index to Financial Statements...............................  F-1

     In this prospectus, "Turner," "we," "us" and "our" refer to The Turner Corporation and, unless the usage suggests differently, its subsidiaries. "Steiner Holding" refers to Karl Steiner Holding AG, and "Selling Stockholders" refers to Steiner Holding and The Turner Corporation Employees' Cash Balance Retirement Plan.
                            ------------------------
                           FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements appear in various places in this prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" "Business" and "Financial Statements." These forward-looking statements are subject to risks, uncertainties and assumptions including, among others, those discussed under "Risk Factors" and the following:

     - the accuracy of our estimates as to future revenues from and future costs to be incurred on construction projects;

     - our dependence on construction activity in the markets we serve; and

     - the impact of competition and economic conditions on our business.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in and incorporated into this prospectus might not occur.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and notes to those statements included in this prospectus or in Turner's filings with the Securities and Exchange Commission.

THE COMPANY

     Turner, established in 1902, is one of the largest construction contractors in the United States and, based on 1997 revenue, is the second largest contractor in the general building segment of the market, the principal segment in which we participate. We are also one of the leading companies in various sectors of the general building construction market, including the construction of commercial office buildings, healthcare facilities, pharmaceutical plants and R&D laboratories, education and science centers, correctional facilities, sports complexes and distribution/warehouse facilities. Within these market sectors, we have expertise in the construction of many specialty facilities such as hospitals, stadiums, correctional facilities, airport terminals, "clean rooms" and research facilities. Our special projects divisions perform tenant fit-out and renovation work and build smaller, free-standing structures. We conduct our United States operations, which generated substantially all of the $4.1 billion value of construction completed by us in 1998, through 24 full-service regional business units and 17 satellite offices. During 1998, we worked on more than 1,000 projects for a diversified client base. Projects ranged in size from less than $1 million to over $150 million. In 1998, we generated earnings from construction contracts of $98.7 million and net income of $19.6 million.

     In our 97-year history, Turner has completed a number of notable projects including the United Nations Headquarters building, Madison Square Garden and Lincoln Center in New York. More recently, we built the Rock and Roll Hall of Fame and Museum in Cleveland, Ohio, Ericsson Stadium (the home of the Carolina Panthers), Arthur Ashe Stadium (the home of the United States Open Tennis Tournament) and the Swiss Bank Headquarters in Stamford, Connecticut. During 1998, Turner completed projects including Princeton Stadium in Princeton, New Jersey, Swiss Re America Headquarters in Armonk, New York and Shirley Maximum Security Correctional Facility in Shirley, Massachusetts. Over the last year, we began work on several significant projects including the Bristol-Myers Squibb Laboratory Renovation project in New Jersey, new stadiums for the Cincinnati Bengals and Detroit Tigers, and the Merck office complex in West Point, Pennsylvania. In addition, late in 1998, American Airlines awarded us a five-year project for terminal facilities at Miami International Airport. In recent years, we have benefited from repeat business, with approximately 69% of our 1998 contracts coming from repeat customers.

     Our services typically include the pricing, planning and scheduling of a construction project, the awarding of subcontracts to subcontractors who perform most of the construction activity, the procurement of materials and the general management of the construction operation. As a result of engaging subcontractors to perform nearly all of the construction activities, a substantial portion of our revenues from construction contracts is paid to subcontractors and is reflected in our income statement as cost of construction contracts.

     Subsequent to changes in our senior management team during August of 1996, we strengthened our financial and operating controls and implemented new procedures in an effort to enhance our operating results. Partly as a result of these changes, our income from construction operations increased from $5.3 million in 1996 to $31.2 million in 1998 and our earnings before interest expense, income taxes, depreciation and amortization (EBITDA) increased from $19.4 million in 1996 to

$48.6 million in 1998. During this period, we continued to divest our real estate investments, all of which had been acquired during the 1980's and had negatively impacted our financial results. Our remaining real estate portfolio was carried at $40.5 million as of December 31, 1998.

     We believe that our competitive strengths include:

     - Recognized industry leader

     - Established customer relationships combined with a broad client base

     - Ability to target stronger geographic regions and industry market sectors

     - Financial capacity to compete for large projects

     - Strong relationships with subcontractors

     - Broad range of construction related services

     - Extensive management experience in the construction business

     Turner's executive office is located at 375 Hudson Street, New York, New York 10014, and its telephone number at that location is (212) 229-6000.

                                  THE OFFERING

Common stock offered by the Selling
  Stockholders:

  Steiner Holding............................  2,400,000

  The Turner Corporation Employees' Cash
     Balance Retirement Plan.................  1,162,500
                                               ----------
          Total..............................  3,562,500
                                               ----------
                                               ----------
Shares outstanding after the
  offering(1)(2).............................  10,279,147
Use of proceeds..............................  Turner will not receive any of the proceeds from the sale of common stock by the Selling
                                               Stockholders.
New York Stock Exchange Symbol...............  TUR

-------------------------
(1) As of December 31, 1998, as adjusted for the offering. Excludes an aggregate of 2,339,444 shares reserved for issuance under Turner's various stock-based compensation plans and 1,258,097 shares issuable upon conversion of our Series B ESOP Convertible Preferred Stock (the "Series B Preferred Stock").

(2) If the Underwriters exercise their over-allotment option in full, we would issue an additional 534,375 shares of common stock, and 10,813,522 shares of common stock would be outstanding after the offering. See "Underwriting" and "Description of Capital Stock."

                                  RISK FACTORS

     Turn to "Risk Factors" commencing on page 6 for a discussion of certain factors that you should consider before purchasing our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                        YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------------
                                                                 1996             1997             1998
                                                             ------------     ------------     ------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Value of construction completed(a)........................    $3,317,774       $3,639,754       $4,129,721
                                                              ----------       ----------       ----------
Revenue from construction contracts(b)....................    $2,838,052       $3,170,744       $3,698,994
Cost of construction contracts(c).........................     2,765,901        3,084,236        3,600,311
                                                              ----------       ----------       ----------
  Earnings from construction contracts(d).................        72,151           86,508           98,683
Construction operating expenses(e)........................        52,962           52,500           53,220
General and administrative expenses.......................        13,885           15,823           14,289
                                                              ----------       ----------       ----------
  Income from construction operations.....................         5,304           18,185           31,174
Losses from real estate operations........................          (383)            (839)            (764)
Interest expense..........................................        (7,735)          (6,406)            (933)
Interest and other income, net............................         1,782            5,046            7,379
                                                              ----------       ----------       ----------
  Income (loss) before income taxes.......................        (1,032)          15,986           36,856
Income tax provision......................................           663            7,194           17,223
                                                              ----------       ----------       ----------
  Income (loss) before extraordinary loss.................        (1,695)           8,792           19,633
Extraordinary loss on early extinguishment of debt, net of
  tax.....................................................            --           (2,899)              --
                                                              ----------       ----------       ----------
  Net income (loss).......................................    $   (1,695)      $    5,893       $   19,633
                                                              ==========       ==========       ==========
Basic earnings (loss) per common share(f):
  Income (loss) before extraordinary loss.................    $    (0.45)      $     0.85       $     2.21
  Net income (loss).......................................         (0.45)            0.49             2.21
Diluted earnings (loss) per common share(f):
  Income before extraordinary loss........................    $       (g)      $     0.64       $     1.50
  Net income..............................................            (g)            0.41             1.50
CASH FLOW DATA:
EBITDA(h).................................................    $   19,388       $   33,100       $   48,631
Net cash provided by operating activities.................        33,300           92,801          123,964
Net cash provided by (used in) investing activities.......        16,563             (235)         (96,466)
Net cash used in financing activities.....................       (15,851)         (61,306)         (11,860)
Construction capital expenditures.........................         7,371            6,117            4,914
Real estate capital expenditures..........................         2,143              431               83
CONSTRUCTION CONTRACT DATA(I):
Value of new contracts secured(j).........................    $3,621,297       $3,365,441       $4,301,736
Backlog (at period end):
  Estimated value of construction to be completed(k)......     3,506,950        4,005,145        4,497,595
  Estimated earnings from construction contracts(l).......        91,952          104,697          113,208

                                                                         AS OF DECEMBER 31,
                                                               --------------------------------------
                                                                  1996          1997          1998
                                                               ----------    ----------    ----------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  121,981    $  153,241    $  168,879
Marketable securities.......................................           --        18,902       112,766
Total assets................................................      894,596       972,687     1,129,063
Long-term debt, net of current maturities...................       62,593        16,770        13,481
Stockholders' equity........................................       60,130        76,136        88,766

---------------
 (a) Represents the cost of the work put in place during the period and related earnings pursuant to Turner's general building construction and construction management contracts. It also includes costs incurred directly by owners in connection with work under construction management and similar contract types. It is essentially a measure of construction activity during the year.

 (b) Represents the value of construction completed during the period, exclusive of costs incurred by owners in connection with work under construction management and similar contract types. It is a measure of the gross construction revenue that flows directly through Turner from construction contracts.

 (c) Represents all direct material, labor and subcontracting costs, and those indirect costs related to contract performance that are identifiable with or allocable to contracts.

 (d) Represents the portion of the total earnings anticipated from construction contracts which the cost of the work completed bears to the estimated total cost of the work covered by the contracts in accordance with the percentage of completion method of accounting.

 (e) Represents costs incurred by Turner's construction operating units and subsidiaries that are not directly attributable to construction contracts, such as business development, estimating, purchasing, accounting, cost control, general office support and similar costs attributed to our construction activities.

 (f) After giving effect to preferred stock dividends, net of tax benefits.

 (g) Antidilutive.

 (h) Represents the sum of income (loss) before extraordinary loss, income tax provision, interest expense, depreciation and amortization. EBITDA does not purport to represent cash provided by operating activities as reflected in Turner's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 (i) Construction contract data for periods prior to 1997 have been restated to be presented on a basis consistent with 1997 and 1998 data.

 (j) Represents the value of new contracts awarded through formal signed contractual commitments during the period.

 (k) Represents the value of construction to be completed in future periods from contracts secured but not yet started or fully completed.

 (l) Represents the anticipated earnings associated with the estimated value of construction to be completed in future periods from contracts secured but not yet started or fully completed.

                                  RISK FACTORS

     You should consider carefully the following factors together with the other information contained in this prospectus.

OUR ESTIMATES OF THE TIME AND COSTS OF LUMP SUM AND GUARANTEED MAXIMUM PRICE CONTRACTS MAY EXCEED EXPECTATIONS

     Approximately 21% of our value of construction completed, by dollar amount for the year ended December 31, 1998, was generated by lump sum contracts and 55% was generated by guaranteed maximum price contracts. The terms of these contracts require us to estimate the time and costs to complete a project. Based on these estimates, we determine a time and a price for completion of the project and assume the risk that the time and costs associated with our performance may be greater than what we anticipated. As a result, our profitability in lump sum and guaranteed maximum price contracts is dependent on our ability to predict these factors accurately. The time and costs may be affected by a variety of factors, some of which are beyond our control. If we do not accurately predict the time and costs of lump sum and guaranteed maximum price contracts for particular projects, we could suffer losses on those projects or have lower than anticipated profits, which could have a material adverse effect on our business, operating results and financial condition.

COMPETITION

     The United States building construction industry is intensely competitive and highly fragmented with no participant, we believe, having a greater than 5% market share. We compete with other major contractors as well as with smaller contractors. Competition in the industry takes a number of forms, including reputation, fee levels, quality of service and degree of risk assumption. Each population center generally has a number of smaller, locally-based contractors capable of undertaking all but the largest and most complicated projects. Also, contractors who have no local presence in areas where we have an office can successfully compete for and obtain projects there, notwithstanding a lack of a local presence.

SKILLED SUBCONTRACTORS AND PERSONNEL MAY NOT BE AVAILABLE

     We are dependent on the availability of qualified subcontractors. Subcontractors in turn and we are dependent on the availability of skilled workers. From time to time, particularly when the level of activity in the construction industry is high, both subcontractors and we may face shortages of skilled workers. We cannot assure you that an adequate supply of subcontractors or skilled workers will be available to carry out our projects or that the costs to retain skilled subcontractors and workers will not exceed our estimates.

POOR SUBCONTRACTOR PERFORMANCE OR SUBCONTRACTOR DEFAULTS CAN AFFECT US ADVERSELY

     We rely on subcontractors to perform most of the construction activities. Our subcontractors not only have to be financially sound to complete their jobs, but they must also possess the skills and sophistication to perform their jobs efficiently and free of defects. Poor performance or defaults by a major subcontractor may lead to project delays, unanticipated additional costs and, possibly, penalties and claims. All of this could have a material adverse effect on our business, operating results and financial condition and adversely affect our reputation.

CONSTRUCTION INDUSTRY CYCLICALITY MAY IMPACT OUR BUSINESS ADVERSELY

     The construction industry is cyclical and influenced by various economic factors, including interest rates and general fluctuations of the business cycle. Although we provide services to a broad range of commercial, industrial and institutional clients, cyclicality in construction markets as well as instability in general economic conditions could have a material adverse effect on our business, operating results and financial condition. In recent years, the level of construction activity in the market sectors that we serve has been at a relatively high level. We cannot assure you that this level of activity will be sustained.

OUR OPERATING RESULTS MAY BE VARIABLE

     Our revenue and operating results vary from quarter to quarter as a result of a number of factors including projects commenced and completed during a quarter, the size and scope of projects, and the amount of work performed in the quarter. Because a significant portion of our operating expenses are fixed, a variation in the number of projects, progress on projects, or the timing of the initiation or completion of projects can cause significant variations in operating results from quarter to quarter.

WE MAY BE UNABLE TO OBTAIN BID AND PERFORMANCE BONDS

     Many projects, particularly those with funding provided by government agencies and private projects that require FHA type mortgage insurance, require us to have the financial strength to, among other things, obtain bid and performance bonds. These bonds are often a condition to our being awarded contracts for such projects. We cannot be certain that we will be able to obtain adequate bid and performance bonds in the future. The inability to procure bonds could have a material adverse effect on our business, operating results and financial condition.

DISPUTES OFTEN ARISE IN OUR BUSINESS

     Given the nature of the construction industry and the contracting process, disputes often arise among builders, subcontractors and customers. These disputes have the potential to result in the assertion of claims and litigation. We incur substantial legal expenses in defense of claims against us and in pursuit of our claims. The costs of claims and litigation could have a material adverse effect on our business, operating results and financial condition.

WE MAY BE UNABLE TO REALIZE THE CARRYING VALUES OF REAL ESTATE HOLDINGS

     We own certain real estate assets which had a total carrying value as of December 31, 1998 of approximately $40.5 million. These real estate assets are being held until they can be sold at prices which we believe reflect their reasonable values. We cannot assure you that we will be able to sell the properties, when any sales will occur, or whether the prices received will equal or exceed their carrying values.

YEAR 2000 ISSUES MAY AFFECT US

     We have evaluated the impact of Year 2000 issues on our business and operations. While we believe, based upon our internal reviews and other factors, that future internal costs to be incurred relating to the modification of internal-use software should not have a material adverse effect on our business, operating results or financial condition, we still may experience significant cost overruns or delays in connection with the upgrade and modifications of our existing computer system. Additionally, our failure or the failure of third parties to address adequately Year 2000 issues could have a material adverse effect on us. For a more detailed discussion of our efforts to address Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

DEPENDENCE ON SENIOR MANAGEMENT

     A relatively small number of key executive officers manage our business and formulate our strategies. The loss of these key management persons could have a material adverse effect on us. E. T. Gravette, Jr., our Chairman of the Board and Chief Executive Officer, and several members of the Board of Directors are over 65 years of age. While we expect these individuals to retire over the next few years, we equally expect that they will remain with Turner until suitable replacements are identified. We cannot assure you that we will find suitable replacements.

WE DO NOT PLAN ON PAYING DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future.

OUR SHARE PRICE MAY BE VOLATILE

     Historically, the number of shares of our common stock available for sale in the public market has been limited. As a result of the offering, the number of shares available in the public market will increase significantly. We cannot predict whether having a greater number of shares available for sale in the public market will have an impact on the market price of our common stock. In addition, actual or anticipated quarterly fluctuations in operating results, changes in earnings estimates or recommendations by securities analysts, and changes in the construction industry or general economic conditions may lead to stock price volatility and have a significant effect on the market price of our common stock.

ANTI-TAKEOVER EFFECTS

     Our Certificate of Incorporation and By-Laws and Delaware corporate law contain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Turner, even if such a transaction would be beneficial to the interests of the stockholders. Some of these provisions could also discourage a third party from attempting to acquire control of Turner or could have the effect of delaying or preventing a change in control of Turner. For example, before we can merge, consolidate, or dispose of all or substantially all of our assets, the holders of at least two-thirds of all outstanding shares entitled to vote must vote in favor of the proposal. In addition, if a person owning more than 5% of our voting shares wants to merge, consolidate or carry out other major transactions with us: (a) a majority of disinterested directors must approve the transaction; (b) 80% of voting shares must approve the transaction; or (c) provisions of the Certificate of Incorporation must be satisfied. Also, we have a staggered board of directors, stockholders are not permitted to act by written consent, and special meetings of the stockholders may only be called by the Board of Directors. Further, we could issue shares of preferred stock, without stockholder approval, upon terms as our Board may specify.

     We have in place a stockholder rights plan. The rights issued under the stockholder rights plan have certain anti-takeover effects. If our Board of Directors does not approve the terms proposed by the third party attempting to acquire us, the rights plan can have the effect of substantially diluting equity ownership for such third party. The rights should not interfere with any merger or other business combination approved by the Board, since the Board may redeem the rights.

                                USE OF PROCEEDS

     The net proceeds to the Selling Stockholders from the sale of 3,562,500 shares of our common stock being sold by them (net of underwriting discounts and
commissions) are estimated (based on the assumed offering price of $     per
share) to be $     million. Turner will not receive any of the proceeds from the sale of common stock by the Selling Stockholders.

     If the underwriters exercise in full their over-allotment option, Turner would receive (based on the same assumed offering price per share) approximately
$     million (net of underwriting discounts and commissions and estimated offering expenses). If the underwriters' over-allotment option is exercised, we intend to use the net proceeds for working capital and other general corporate purposes. See "Underwriting."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Turner's common stock has been listed and traded on the New York Stock Exchange (the "NYSE") since December 16, 1998. Before that date, it was listed on the American Stock Exchange. The following table sets forth high and low closing prices per share of our common stock. The prices for our common stock have been restated to reflect a three-for-two stock split payable in the form of a 50% stock dividend distributed on August 14, 1998.

                                                       HIGH        LOW
                                                      -------    -------
1997
First Quarter.......................................  $ 9.500    $ 6.833
Second Quarter......................................   11.667      8.000
Third Quarter.......................................   15.333     10.417
Fourth Quarter......................................   17.750     13.083
1998
First Quarter.......................................  $20.000    $16.500
Second Quarter......................................   20.167     16.333
Third Quarter.......................................   18.078     13.750
Fourth Quarter......................................   18.625     14.000
1999
First Quarter (through February 26).................  $18.813    $16.750

     A recent closing price appears on the cover page of this prospectus.

     We did not pay any cash dividends on our common stock in 1997 or 1998 and currently intend to retain any future earnings for use in our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The "Actual" column in the following table sets forth the historical consolidated capitalization of Turner. The "As Adjusted" column shows the historical consolidated capitalization of Turner as adjusted to reflect the conversion of our Series C 8.5% Convertible Preferred Stock (the "Series C Preferred Stock") and our Series D 8.5% Convertible Preferred Stock (the "Series D Preferred Stock") held by Steiner Holding, which conversion will occur in connection with the offering. The adjustments do not give effect to the exercise of the underwriters' over-allotment option. See "Use of Proceeds" and "Underwriting." The table should be read in conjunction with our financial statements, the related notes and the other financial data and statistical information included in this prospectus.

                                                              AS OF DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Current maturities of long-term debt........................  $  5,410     $  5,410
Long-term debt:
  Revenue bonds.............................................    10,600       10,600
  Employee Stock Ownership Plan.............................        --           --
  Capital lease obligations.................................     2,881        2,881
                                                              --------    -----------
          Total debt........................................    18,891       18,891
Stockholders' equity:
  Preferred Stock, $1 par value (2,000,000 shares
     authorized):
     Series C 8.5% cumulative convertible (9,000 shares
      issued and outstanding; no shares as adjusted)........         9           --
     Series D 8.5% cumulative convertible (6,000 shares
      issued and outstanding; no shares as adjusted)........         6           --
     Series B cumulative convertible (850,000 shares issued;
      838,731 shares outstanding)...........................       839          839
  Common Stock, $1 par value (20,000,000 shares authorized;
     8,382,581 shares issued; 10,782,581 as adjusted).......     8,383       10,783
  Paid in capital...........................................    45,392             (a)
  Retained earnings.........................................    44,113       44,113
                                                              --------    -----------
                                                                98,742
  Less: Loan to Employee Stock Ownership Plan...............    (1,832)      (1,832)
         Treasury stock, at cost (503,434 common shares)....    (8,144)      (8,144)
                                                              --------    -----------
     Total stockholders' equity.............................    88,766
                                                              --------    -----------
Total capitalization........................................  $107,657
                                                              --------    -----------
                                                              --------    -----------

-------------------------
(a) Gives effect to payment by Turner of costs of the offering of approximately
    $     .

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data as of December 31, 1994, 1995, 1996, 1997 and 1998 and for each of the years then ended. The selected consolidated financial data as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998 have been derived from the audited financial statements as of those dates and for those periods (the "1998 Financial Statements") included in this prospectus. The following data are qualified by reference to, and should be read in conjunction with, the 1998 Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The Construction Contract Data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from Turner's contract records.

                                                                     YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------------
                                                     1994         1995         1996         1997         1998
                                                  ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Value of construction completed(a)..............  $2,670,433   $3,281,495   $3,317,774   $3,639,754   $4,129,721
                                                  ----------   ----------   ----------   ----------   ----------
Revenue from construction contracts(b)..........  $2,174,836   $2,727,001   $2,838,052   $3,170,744   $3,698,994
Cost of construction contracts(c)...............   2,118,361    2,658,462    2,765,901    3,084,236    3,600,311
                                                  ----------   ----------   ----------   ----------   ----------
  Earnings from construction contracts(d).......      56,475       68,539       72,151       86,508       98,683
Construction operating expenses(e)..............      41,296       45,699       52,962       52,500       53,220
General and administrative expenses.............       9,221       11,555       13,885       15,823       14,289
Restructuring charges (credits).................      (1,145)          --           --           --           --
                                                  ----------   ----------   ----------   ----------   ----------
  Income from construction operations...........       7,103       11,285        5,304       18,185       31,174
Income (loss) from real estate operations.......       1,312         (227)        (383)        (839)        (764)
Interest expense................................      (7,923)      (9,267)      (7,735)      (6,406)        (933)
Interest and other income (loss), net...........          (2)       1,470        1,782        5,046        7,379
                                                  ----------   ----------   ----------   ----------   ----------
  Income (loss) before income taxes.............         490        3,261       (1,032)      15,986       36,856
Income tax provision (benefit)..................      (3,160)       1,987          663        7,194       17,223
                                                  ----------   ----------   ----------   ----------   ----------
  Income (loss) before extraordinary loss.......       3,650        1,274       (1,695)       8,792       19,633
Extraordinary loss on early extinguishment of
  debt, net of tax..............................          --           --           --       (2,899)          --
                                                  ----------   ----------   ----------   ----------   ----------
  Net income (loss).............................       3,650        1,274       (1,695)       5,893       19,633
Dividends on preferred stock, net of tax
  benefits......................................      (1,828)      (1,828)      (1,827)      (2,037)      (1,956)
                                                  ----------   ----------   ----------   ----------   ----------
  Net income (loss) available to common
    stockholders................................  $    1,822   $     (554)  $   (3,522)  $    3,856   $   17,677
                                                  ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Basic earnings (loss) per common share:
  Income (loss) before extraordinary loss.......  $     0.24   $    (0.07)  $    (0.45)  $     0.85   $     2.21
  Net income (loss).............................        0.24        (0.07)       (0.45)        0.49         2.21
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary loss.......  $     0.20   $       (f)  $       (f)  $     0.64   $     1.50
  Net income (loss).............................        0.20           (f)          (f)        0.41         1.50
CASH FLOW DATA:
EBITDA(g).......................................  $   17,779   $   24,054   $   19,388   $   33,100   $   48,631
Net cash provided by operating activities.......       6,943       40,132       33,300       92,801      123,964
Net cash provided by (used in) investing
  activities....................................      18,250       11,598       16,563         (235)     (96,466)
Net cash provided by (used in) financing
  activities....................................       4,116      (20,011)     (15,851)     (61,306)     (11,860)
Construction capital expenditures...............       3,569        4,556        7,371        6,117        4,914
Real estate capital expenditures................       3,423        2,064        2,143          431           83
CONSTRUCTION CONTRACT DATA(H):
Value of new contracts secured(i)...............  $2,697,661   $2,641,544   $3,621,297   $3,365,441   $4,301,736
Backlog (at period end):
  Estimated value of construction to be
    completed(j)................................   3,391,249    3,088,232    3,506,950    4,005,145    4,497,595
  Estimated earnings from construction
    contracts(k)................................      79,077       76,267       91,952      104,697      113,208

                                                                        AS OF DECEMBER 31,
                                                  --------------------------------------------------------------
                                                     1994         1995         1996         1997         1998
                                                  ----------   ----------   ----------   ----------   ----------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $   56,250   $   87,969   $  121,981   $  153,241   $  168,879
Marketable securities...........................       4,251        4,838           --       18,902      112,766
Total assets....................................     715,329      823,963      894,596      972,687    1,129,063
Long-term debt, net of current maturities.......      94,891       88,613       62,593       16,770       13,481
Stockholders' equity............................      59,216       61,296       60,130       76,136       88,766

-------------------------
(a) Represents the cost of the work put in place during the period and related earnings pursuant to Turner's general building construction and construction management contracts. It also includes costs incurred directly by owners in connection with work under construction management and similar contract types. It is essentially a measure of construction activity during the year.

(b) Represents the value of construction completed during the period, exclusive of costs incurred by owners in connection with work under construction management and similar contract types. It is a measure of the gross construction revenue that flows directly through Turner from construction contracts.

(c) Represents all direct material, labor and subcontracting costs, and those indirect costs related to contract performance that are identifiable with or allocable to contracts.

(d) Represents the portion of the total earnings anticipated from construction contracts which the cost of the work completed bears to the estimated total cost of the work covered by the contracts in accordance with the percentage of completion method of accounting.

(e) Represents costs incurred by Turner's construction operating units and subsidiaries that are not directly attributable to construction contracts, such as business development, estimating, purchasing, accounting, cost control, general office support and similar costs attributed to our construction activities.

(f) Antidilutive.

(g) Represents the sum of income (loss) before extraordinary loss, income tax provision (benefit), interest expense, depreciation and amortization. EBITDA does not purport to represent cash provided by operating activities as reflected in Turner's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(h) Construction contract data for periods prior to 1997 have been restated to be presented on a basis consistent with 1997 and 1998 data.

(i) Represents the value of new contracts awarded through formal signed contractual commitments during the period.

(j) Represents the value of construction to be completed in future periods from contracts secured but not yet started or fully completed.

(k) Represents the anticipated earnings associated with the estimated value of construction to be completed in future periods from contracts secured but not yet started or fully completed.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Turner determines construction earnings under the percentage of completion method. Under this method, Turner recognizes as earnings that portion of the total earnings anticipated from a contract which the cost of the work completed bears to the estimated total cost of the work covered by the contract. Turner's construction contracts generally extend over more than one year. During the course of the work, we make revisions in costs and earnings estimates in the year in which the facts that require the revision become known. Due to uncertainties inherent in the estimation process, it is reasonably possible that we may revise our estimates from time to time.

     Value of construction completed includes, in addition to revenue from construction contracts, construction costs incurred directly by owners on certain construction management and similar projects. Because of the varying proportion of general building construction, construction management and construction consulting contracts, which generally have different anticipated profit margins, the relationship between the value of work completed and earnings from construction contracts is not necessarily meaningful in the short run.

     Revenue from construction contracts represents the value of construction completed during the period, exclusive of costs incurred by owners in connection with work under construction management and similar contract types. It is a measure of the gross construction revenue that flows directly through Turner from construction contracts.

     Cost of construction contracts includes all direct material, labor and subcontracting costs, and those indirect costs related to contract performance that are identifiable with or allocable to contracts.

     Construction operating expenses are costs incurred by Turner's construction operating units and subsidiaries that are not directly attributable to construction contracts, such as business development, estimating, purchasing, accounting, cost control, general office support and similar costs attributed to our construction activities. These construction operating expenses are expensed as incurred.

     General and administrative expenses represent corporate overhead expenses.

     Value of new contracts secured represents the value of construction to be completed under contracts awarded through formal signed contractual commitments during the period.

     Backlog represents the value of construction to be completed in future periods from contracts secured but not yet started or fully completed. The average duration of a project in backlog, excluding projects to be performed by our special projects divisions, is approximately 18 months. Estimated earnings from construction contracts, which represents the anticipated earnings associated with the estimated value of construction to be completed, cannot and should not be used as the basis for predicting future net income.

     Our cash and cash equivalents and marketable securities balances at any particular time include substantial monies received from owners on construction contracts which have not yet been remitted for the purchase of materials, payment of subcontractors and other construction costs.

RESULTS OF OPERATIONS

     The following table summarizes the consolidated results of operations and the related percentages of revenues for the years ended December 31, 1996, 1997 and 1998.

                                                   YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------------
                                       1996                  1997                  1998
                                -------------------   -------------------   -------------------
                                                    (DOLLARS IN THOUSANDS)
Revenue from construction
  contracts...................  $2,838,052   100.00%  $3,170,744   100.00%  $3,698,994   100.00%
Cost of construction
  contracts...................   2,765,901    97.46%   3,084,236    97.27%   3,600,311    97.33%
                                ----------   ------   ----------   ------   ----------   ------
  Earnings from construction
     contracts................      72,151     2.54%      86,508     2.73%      98,683     2.67%
Construction operating
  expenses....................      52,962     1.87%      52,500     1.66%      53,220     1.44%
General and administrative
  expenses....................      13,885     0.49%      15,823     0.50%      14,289     0.39%
                                ----------   ------   ----------   ------   ----------   ------
  Income from construction
     operations...............       5,304     0.18%      18,185     0.57%      31,174     0.84%
Losses from real estate
  operations..................        (383)   (0.01%)       (839)   (0.03%)       (764)   (0.02%)
Interest expense..............      (7,735)   (0.27%)     (6,406)   (0.20%)       (933)   (0.03%)
Interest and other income,
  net.........................       1,782     0.06%       5,046     0.16%       7,379     0.20%
                                ----------   ------   ----------   ------   ----------   ------
  Income (loss) before income
     taxes....................      (1,032)   (0.04%)     15,986     0.50%      36,856     0.99%
Income tax provision..........         663     0.02%       7,194     0.23%      17,223     0.46%
                                ----------   ------   ----------   ------   ----------   ------
  Income (loss) before
     extraordinary loss.......      (1,695)   (0.06%)      8,792     0.27%      19,633     0.53%
Extraordinary loss on early
  extinguishment of debt, net
  of tax......................          --       --       (2,899)   (0.09%)         --       --
                                ----------   ------   ----------   ------   ----------   ------
  Net income (loss)...........  $   (1,695)   (0.06%) $    5,893     0.18%  $   19,633     0.53%
                                ----------   ------   ----------   ------   ----------   ------
                                ----------   ------   ----------   ------   ----------   ------

     RESULTS OF OPERATIONS 1998 VERSUS 1997

     Revenue from construction contracts was a record $3.7 billion in 1998 versus $3.2 billion in 1997, an increase of 17% due to increased market penetration in the key market sectors in which we compete, particularly the commercial office building sector, as well as an enhanced sales and marketing effort. The value of construction completed was a record $4.1 billion in 1998 versus $3.6 billion in 1997, an increase of 13%.

     Earnings from construction contracts were a record $98.7 million in 1998 versus $86.5 million in 1997, an increase of 14%. The increase in earnings is directly related to the increased revenue from construction contracts in 1998. As a percentage of revenue, earnings from construction contracts decreased slightly to 2.67% in 1998 from 2.73% in 1997. However, as a percentage of the value of construction completed, earnings from construction contracts were 2.39% in 1998 versus 2.38% in 1997.

     Construction operating expenses were $53.2 million in 1998 versus $52.5 million in 1997, an increase of 1%. Due to Turner's increased construction activity in 1998, we were able to allocate a greater percentage of construction operating costs to cost of construction contracts than in 1997. In addition, 1998 includes a net periodic pension credit of $4.2 million versus a $0.6 million charge in 1997 relating to Turner's qualified defined benefit pension plan, due to a higher return achieved on plan assets. The 1998 pension credit was offset by an increase in expenses related to Turner's incentive compensation plan as a result of improved earnings. As a percentage of construction revenue, construction operating expenses were 1.44% in 1998 versus 1.66% in 1997.

     General and administrative expenses were $14.3 million in 1998 versus $15.8 million in 1997, a decrease of 10%. Expenses for 1997 include a non-recurring charge of approximately $2.0 million related to stock awards granted to directors in connection with the termination of the directors' retirement plan.

     Income from construction operations, reflecting the factors discussed above, was $31.2 million in 1998 versus $18.2 million in 1997, an increase of 71%. As a percentage of earnings from construction contracts, income from construction operations was 32% in 1998 versus 21% in 1997.

     Losses from real estate operations were $0.8 million in 1998 and 1997. We sold one undeveloped land parcel in 1998 for $1.5 million at approximately its carrying value, and entered into a 90 year ground lease arrangement on another land parcel. The ground lease tenant is currently constructing a commercial office building on the site. Our proceeds from real estate sales were approximately $1.4 million in 1998 and $22.9 million in 1997. Rental and other income from real estate operations declined by 55% to $1.9 million in 1998 and the related cost of operations declined by 58% to $1.1 million in 1998, due to the sales of properties in 1998 and 1997. Losses from real estate operations included depreciation and amortization expense of $1.5 million for 1998 and $2.3 million for 1997. Because these expenses are non-cash, Turner's real estate operations generated positive cash flow after payments of interest on real estate debt for each of these years.

     Interest expense was $0.9 million in 1998 versus $6.4 million in 1997, a decrease of 85% primarily due to lower debt levels as a result of real estate sales, debt repayments and the conversion of a debenture. In 1997, we paid down $10.3 million of building mortgages, and in December 1997 we repaid the $39.5 million principal balance of our 11.74% senior notes. Interest expense also decreased as a result of Steiner Holding's election to convert its $6.0 million 8.5% convertible debenture into 6,000 shares of Series D preferred stock as of June 30, 1997.

     Interest and other income, net was $7.4 million in 1998 versus $5.0 million in 1997, an increase of 46%. Interest income was $9.3 million in 1998 versus $5.1 million in 1997, an increase of 82% due to increased income from higher investment balances of cash and cash equivalents and marketable securities. We have been able to maintain these higher investment balances due to increased construction activity, higher levels of profitability and improved cash management practices. As noted above, these investment balances consist principally of monies received from owners on construction projects which have not yet been remitted for the purchase of materials, payment of subcontractors and other construction costs. Also included in other income in 1998 is a $2.0 million impairment loss on an investment in a construction material supply company.

     Income taxes. The provision for income taxes resulted in an effective rate of 46.7% in 1998 and 45.0% in 1997. The difference between this rate and the 35% statutory federal rate is primarily due to state and local taxes. The effective rate for 1998 also includes the impact of the non-deductibility of certain operating costs, primarily executive compensation in excess of $1.0 million.

     Net income was $19.6 million in 1998 versus net income of $5.9 million in 1997. The 1997 results included the impact of a $2.9 million extraordinary loss, net of tax, due to the early extinguishment of debt. Basic earnings per share were $2.21 in 1998 versus $0.85 before the extraordinary loss of $0.36, and $0.49 after the extraordinary loss, in 1997, all after taking into account the dividends paid to preferred stockholders. Diluted earnings per share were $1.50 in 1998 versus $0.64 before the extraordinary loss of $0.23, and $0.41 after the extraordinary loss, in 1997.

     Value of new contracts secured was $4.30 billion in 1998 versus $3.37 billion in 1997, an increase of 28%. We attribute the improvement to our increased market penetration in the general building market sectors in which we compete.

     The backlog of value of construction to be completed was $4.50 billion as of December 31, 1998 versus $4.01 billion as of December 31, 1997, an increase of 12%. Anticipated earnings associated with backlog from construction contracts were $113.2 million as of December 31, 1998 versus $104.7 million as of December 31, 1997, an increase of 8%. We attribute these results to increased market penetration in the key market sectors in which we compete and our enhanced sales and marketing effort.

     Approximately 30% of the earnings backlog and 31% of the value of construction backlog relates to work to be performed in 2000 and beyond. Estimated earnings from construction backlog should not be used as a basis for predicting future operating results.

     RESULTS OF OPERATIONS 1997 VERSUS 1996

     Revenue from construction contracts was $3.2 billion in 1997 versus $2.8 billion in 1996, an increase of 12% due to the continuation of a strong general building construction market across the United States. The value of construction completed was $3.6 billion in 1997 versus $3.3 billion in 1996, an increase of 10%.

     Earnings from construction contracts were $86.5 million in 1997 versus $72.2 million in 1996, an increase of 20%. As a percentage of revenue, earnings from construction contracts increased to 2.73% in 1997 from 2.54% in 1996, its highest level since 1993. These results reflected not only the growth in construction revenues but also an improvement in margins of new contracts secured over the past several years. As of January 1997, Turner stopped pursuing new construction contracts in the Caribbean and ceased its Caribbean operations in March 1998. During 1997, our Caribbean operations incurred losses on construction contracts of $2.0 million due to continued labor inefficiencies and corrective work. In 1996, the Caribbean operations had losses from construction contracts of $4.9 million. Also included in 1996 was the recognition of $5.0 million of losses on a contract in Minneapolis. The losses on the Minneapolis project were principally related to significant changes in the design and scope of the project, which resulted in increased costs and time extensions, as well as certain changes to original estimates of costs. Late in 1998, Turner settled these issues with the owner at an amount within the losses previously recorded.

     Construction operating expenses and general and administrative expenses were $68.3 million in 1997 versus $66.8 million in 1996, an increase of 2%. As a percentage of construction revenue, construction operating expenses and general and administrative expenses were 2.16% in 1997 versus 2.36% in 1996. Expenses for 1997 include a non-recurring charge of approximately $2.0 million related to stock awards granted to directors in connection with the termination of the directors' retirement plan. Included in 1996 were expenses of $2.5 million related to management changes, and the write-off of $1.3 million of goodwill associated with two subsidiaries acquired in the mid 1980's that management determined was impaired.

     Income from construction operations, reflecting the factors discussed above, was $18.2 million in 1997 versus $5.3 million in 1996, an increase of 243%. As percentage of earnings from construction contracts, income from construction operations was 21% in 1997 versus 7% in 1996.

     Losses from real estate operations were $0.8 million in 1997 versus $0.4 million in 1996, an increase of 119%. We sold three developed properties, a real estate joint venture interest, two land parcels and a number of condominium units in 1997 as we continued to dispose of properties at approximately their carrying values. In 1996, we sold two developed properties and two land parcels, all at approximately their carrying values. Our proceeds from real estate sales were approximately $22.9 million in 1997 and $18.5 million in 1996. Rental and other income from real estate operations declined by 47% to $4.1 million in 1997 and the related cost of operations declined by 40% to $2.7 million in 1997, due to the sales of properties in 1997 and 1996. Losses from real estate operations included depreciation and amortization expense of $2.3 million for 1997 and $3.7 million for 1996. Because these expenses are non-cash, Turner's real estate operations generated positive cash flow after payments of interest on real estate debt for each of these years.

     Interest expense was $6.4 million in 1997 versus $7.7 million in 1996, a decrease of 17% primarily due to lower debt levels as a result of real estate sales, debt repayments and the conversion of a debenture. In 1997, Turner paid down $10.3 million in building mortgages. Interest expense also decreased as a result of Steiner Holding's election to convert its $6.0 million 8 1/2% convertible debenture into 6,000 shares of Series D preferred stock as of June 30, 1997.

     Interest and other income, net was $5.0 million in 1997 versus $1.8 million in 1996, an increase of 183% due to increased interest income attributable to higher investment balances maintained by Turner.

     Income taxes. The provision for income taxes resulted in an effective tax rate of 45.0% in 1997. The difference between this rate and the 34% statutory federal rate is primarily attributable to state and local taxes. In 1996, Turner had a substantial provision for income taxes even though it had a loss before income taxes. This was primarily attributable to state income and other taxes and the non-deductibility of certain operating costs.

     Net income was $5.9 million in 1997 versus a net loss of $1.7 million in 1996. The 1997 results included the impact of a $2.9 million extraordinary loss, net of tax, due to the early extinguishment of debt. Basic earnings per share before the extraordinary loss were $0.85 in 1997 versus a loss of $0.45 per share in 1996, both after taking into account dividends paid to the preferred stockholders. Basic earnings per share were $0.49 after the extraordinary loss of $0.36 in 1997. Diluted earnings per share before the extraordinary loss were $0.64 in 1997. Diluted earnings per share were $0.41 after the extraordinary loss of $0.23 in 1997.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, Turner had cash, cash equivalents and marketable securities of $281.6 million, compared with $172.1 million as of December 31, 1997 and $122.0 million at the end of 1996. Management believes Turner's current cash position, in addition to cash flows from construction activities, its $45.0 million revolving credit facility and amounts available from overnight credit facilities, will be sufficient to support Turner's short-term and foreseeable long-term requirements. Debt maturing in 1999 and capital expenditures in 1999 will be paid from funds generated from operations.

     Cash flows for 1998 resulted in a net increase of funds of $15.6 million. Cash flows provided by operating activities amounted to $124.0 million due primarily to an increase in construction activity and the timing of associated receipts and disbursements. Cash flows used in investing activities amounted to $96.5 million, principally due to purchases and sales of marketable securities. Cash used in financing activities amounted to $11.9 million in 1998 and was primarily attributable to stock repurchases and debt payments.

     In November 1997, we announced the adoption of a stock repurchase program for 5% of our common stock. In August 1998, we announced that we had completed that program and may repurchase up to an additional 5% of our common stock. Repurchases may be made from time to time in the open market or in negotiated transactions as market and economic conditions warrant and may be discontinued at any time. Turner will fund repurchases through internally generated funds.

     Capital expenditures in 1998, excluding real estate related capital expenditures, were $4.9 million versus $6.1 million in 1997, a decrease of $1.2 million. Significant capital expenditures in 1998 included computer hardware and software and leasehold improvements. We do not expect our capital expenditures for 1999 to vary significantly from the level incurred over the last two years. There was $0.1 million in real estate related capital expenditures in 1998 versus $0.4 million in 1997. We do not anticipate any significant real estate related capital expenditures for 1999.

     Turner has a $45.0 million unsecured revolving credit facility that can be used for borrowings for general corporate purposes. The facility matures in 2001 and contains two one-year extension options. Turner also maintains $8.5 million of overnight credit facilities with various banks. Turner had no borrowings under these facilities during 1997 or 1998.

INFLATION

     Inflation and price changes during 1998 did not significantly affect the major markets in which Turner conducts its business. In view of the moderate rate of inflation, its impact on our business has not been significant.

YEAR 2000

     The Year 2000 issue results from computer programs and circuitry that do not differentiate between the year 1900 and the year 2000 because they are written using two- rather than four-digit dates to define the applicable year. If not corrected, many computer applications and date-sensitive devices could fail or create erroneous results before, on or after January 1, 2000. The Year 2000 issue affects virtually all companies and organizations, including Turner.

     Turner has developed, circulated and is implementing a plan, the goal of which is to assure that Turner will achieve Year 2000 readiness in time to avoid significant Year 2000 failures. We are proceeding with our assessment of the Year 2000 readiness issues for our computer systems, business processes, facilities and equipment to assure their continued functionality. We are also continuing our assessment of the readiness of external entities, including subcontractors, suppliers, vendors, and customers that interface with us. To that end, Turner has taken the following actions:

     - COMPUTER SYSTEMS. Turner periodically upgrades its computer systems as its needs require. We began to upgrade the software for our internal computer systems in 1997, and we expect to complete this process, including the upgrade of our financial, project management and human resources systems, by the second quarter of 1999. Vendors of our new internal computer systems certified them to be Year 2000 compliant. Turner's computer hardware is limited to stand-alone and networked desk-top systems. Turner has assessed the Year 2000 readiness of its computer hardware and potential risks to Turner's operations, and in 1999 intends to replace those systems that may pose a risk to Turner's operations. With regard to computer equipment that is not Year 2000 compliant, but does not pose a risk to Turner, as, for example, a desk-top computer used for word processing, Turner intends to replace that equipment as part of routine upgrading.

     - BUSINESS PROCESSES. Turner has and continues to assess the potential impact of Year 2000 on its business processes. Internally, Turner has prepared and distributed a memorandum outlining a plan of preparedness to all of Turner's financial managers in our headquarters and business units. The plan requires each manager to assess the risks of Year 2000 issues at his or her business unit or department, and it describes Turner's policies on testing, upgrading, and dealing with third parties as they relate to Year 2000. Each manager is required to report back to headquarters on his or her assessment of the unit's readiness. We have modified our contract terms for any subcontractor hired to install or construct structures or equipment that may be affected by Year 2000 issues. We also require any vendor selling equipment that may be affected by Year 2000 issues to sign a contract. In both cases, the contract terms require the subcontractor or vendor to represent and warrant that the work performed by the subcontractor or the equipment sold by the vendor is Year 2000 compliant. The subcontractor or the vendor also must agree to indemnify Turner and the owner of the building from any claims arising out of the breach of such representation and warranty. Turner is in the process of contacting its key suppliers and subcontractors regarding their Year 2000 readiness.

     - FACILITIES AND EQUIPMENT. Turner does not actually own or operate significant construction machinery, but we have implemented a policy of inquiring as to the Year 2000 compliance of subcontractors' equipment and suppliers' products. We have upgraded our phone switch with Year 2000 compliant components in our New York headquarters and are assessing the equipment of other offices. The cost of our phone switch upgrade was under $50,000. Although Turner intends to upgrade its e-mail and networking software and hardware by mid-1999, we will still be vulnerable to any Year 2000 problems incurred by third-party telecommunications companies.

     The costs incurred for upgrading our computer systems are being funded with cash flows from operations. The costs incurred principally relate to new systems being implemented to improve business functionality rather than solely to address Year 2000 issues. These costs have not been and are not expected to be material in relation to Turner's overall results of operations or financial position.

     Turner believes that its internal computer systems, facilities, and equipment will be Year 2000 compliant. However, there is no assurance that all of the planned upgrades will be completed in time or function as intended. As we have no contingency plan other than to deal as expeditiously as possible with situations if and when they arise, we may experience significant disruptions, the cost of which we are unable to estimate at this time. We also believe that disruptions in some of our subcontractors' operations will not significantly affect our projects because we have relationships with other subcontractors with similar expertise. We cannot assure, however, that an adequate supply of subcontractors will be available.

                                    BUSINESS

     Turner, established in 1902, is one of the largest construction contractors in the United States and, based on 1997 revenues, is the second largest contractor in the general building segment of the market, the principal segment in which we participate. We are also one of the leading companies in various sectors of the general building construction market, including the construction of commercial office buildings, healthcare facilities, pharmaceutical plants and R&D laboratories, education and science centers, correctional facilities, sports complexes and distribution/warehouse facilities. Within these market sectors, we have expertise in the construction of many specialty facilities such as hospitals, stadiums, correctional facilities, airport terminals, "clean rooms" and research facilities. We do not currently participate in the single-family home market or in the heavy construction market such as roads, bridges and power plants. Our special projects divisions perform tenant fit-out and renovation work and build smaller, free-standing structures. We conduct our United States operations, which generated substantially all of the $4.1 billion value of construction completed by us in 1998, through 24 full-service regional business units and 17 satellite offices. During 1998, we worked on more than 1,000 projects for a diversified client base. Projects ranged in size from less than $1 million to over $150 million. In 1998, we generated earnings from construction contracts of $98.7 million and net income of $19.6 million.

     In our 97-year history, Turner has completed a number of notable projects including the United Nations Headquarters building, Madison Square Garden and Lincoln Center in New York. More recently, we built the Rock and Roll Hall of Fame and Museum in Cleveland, Ohio, Ericsson Stadium (the home of the Carolina Panthers), Arthur Ashe Stadium (the home of the United States Open Tennis Tournament) and the Swiss Bank Headquarters in Stamford, Connecticut. During 1998, Turner completed projects including Princeton Stadium in Princeton, New Jersey, Swiss Re America Headquarters in Armonk, New York and Shirley Maximum Security Correctional Facility in Shirley, Massachusetts. Over the last year, we began work on several significant projects including the Bristol-Myers Squibb Laboratory Renovation project in New Jersey, new stadiums for the Cincinnati Bengals and Detroit Tigers, and the Merck office complex in West Point, Pennsylvania. In addition, late in 1998, American Airlines awarded us a five-year project for terminal facilities at Miami International Airport. In recent years, we have benefited from repeat business, with approximately 69% of our 1998 contracts coming from repeat customers.

     Subsequent to changes in our senior management team during August of 1996, we strengthened our financial and operating controls and implemented new procedures in an effort to enhance our operating results. We established a new contract approval process to improve risk management procedures governing contract authorizations. This process includes a review by outside legal counsel of significant contracts and revised procedures and authority levels for contract approvals by management. In order to provide more direct and timely supervision over business unit managers, we assigned senior level officers to take responsibility for geographic areas of the country, and we strengthened control procedures governing preparation and submission of contract status reports. We also revised our incentive compensation programs in an effort to focus management's attention on profitability, operating efficiency and stockholder value. In addition, we expanded our marketing effort by appointing senior officers with responsibility for our local and national business development staff and became more focused on growing both our national accounts and sectors where we have specialized expertise. Partly as a result of these changes, our income from construction operations increased from $5.3 million in 1996 to $31.2 million in 1998 and EBITDA increased from $19.4 million in 1996 to $48.6 million in 1998.

INDUSTRY OVERVIEW

     The construction industry is comprised of numerous segments such as single-family homes, general building and heavy construction. It is also cyclical and susceptible to fluctuations in the general economy. We believe, however, that sectors within both the construction industry as a whole and within the general building segment vary in their business cycles with some sectors expanding when other sectors are contracting. We are most active in the commercial office building, healthcare, pharmaceutical plants and R&D laboratories, education and science, correctional facilities, sports and distribution/warehouse sectors. While we are one of the largest participants in the general building segment of the construction industry, the industry is highly fragmented with no participant, we believe, having a greater than 5% market share.

     According to data derived from a report by F.W. Dodge, a recognized source of construction industry data, we estimate that the available market in the sectors in the general building segment in which we compete was approximately $134 billion in 1998 as compared with approximately $89 billion in 1993. This represents an estimated 8.5% compound annual growth rate from 1993 to 1998. Market data for 1993 reflects a lower level of activity due to a decline in commercial construction activity in the early 1990's. Consistent with its forecast of general economic activity, F.W. Dodge, in its latest quarterly report issued in 1998, estimates that construction activity in these sectors will show little change in 1999 and decrease 1.0% in 2000 and 2.85% in 2001.

COMPETITIVE STRENGTHS

     Turner's corporate strategy is to continue to grow profitably by delivering quality service to our customers. In executing our strategy, we will rely on its competitive strengths.

     - RECOGNIZED INDUSTRY LEADER. We believe that Turner is a recognized general construction industry leader. Our market position is largely attributable to the following strategic advantages that help us to successfully compete for new projects:

        - Founded in 1902, Turner has an established operating history and a strong track record of providing quality construction services.

        - According to Engineering News-Record ("ENR") magazine and based on 1997 revenues, we were the second largest general building contractor in the United States.

        - Our network of 24 full-service and 17 satellite offices throughout the United States gives us the strength and resources of a national company with the knowledge, accessibility and support of a local firm.

        - Turner has developed significant expertise in a number of specialty construction sectors such as hospitals, stadiums, correctional facilities, airport terminals, "clean rooms" and research facilities.

        - According to ENR magazine and based on 1997 revenues, Turner was one of the top three construction companies in many of the magazine's market sector categories. The market sectors in which we were among the top three accounted for approximately 80% of our 1997 revenue. The following table lists these market sectors and Turner's ranking.

                                                                ENR
ENR DEFINED MARKET SECTORS                                    RANKING
--------------------------                                    -------
Commercial offices..........................................     1
Healthcare..................................................     1
Pharmaceutical plants and R&D laboratories..................     2
Education and science.......................................     3
Correctional facilities.....................................     1
Sports......................................................     3
Distribution/warehouse......................................     3

     - ESTABLISHED CUSTOMER RELATIONSHIPS. We believe that a strong indicator of our customers' satisfaction is repeat business. Contracts from repeat customers represented approximately 69% of our 1998 and 65% of our 1997 contracts. We have developed long-term relationships with a broad customer base including many Fortune 500 companies. Our top repeat customers ranked by cumulative contracts secured over the last five years include: U.S. Government (various agencies), General Motors, Disney, Motorola, Swiss Bank Corporation, Lucent Technologies, Cleveland Clinic Foundation, Merck and The Port Authority of New York and New Jersey. By establishing long-term relationships with our customers, we believe that we gain better access to new projects they initiate.

     - ABILITY TO TARGET STRONG GEOGRAPHIC REGIONS AND MARKET SECTORS. The general building segment of the construction industry consists of a number of market sectors such as commercial office buildings, healthcare and educational facilities and sport complexes. Within these market sectors, demand may increase or decrease regionally and over time. In addition, the factors that affect demand in the various sectors may be different. For example, commercial construction is typically subject to changes in regional vacancy rates and overall levels of business activity. Demand for healthcare and educational facilities is typically subject to changing demographics and levels of government spending. Turner believes it benefits from operating in multiple market sectors and geographic regions. We target our new business efforts on geographic regions and market sectors that we believe exhibit growth potential or where we believe we have expertise. We are currently focusing our marketing efforts on healthcare facilities, educational facilities, entertainment facilities (such as stadiums), "clean rooms" and research facilities.

     - FINANCIAL CAPACITY. We believe that we have greater financial resources and more surety bonding capacity than most of our competitors and that these strengths permit us to compete for large projects that require surety bonds and significant amounts of working capital. We also have the capacity to undertake a significant number and dollar value of construction projects at the same time.

     - STRONG RELATIONSHIPS WITH SUBCONTRACTORS. We believe we enjoy strong relationships with subcontractors throughout our network of offices. We also believe that these relationships enable us to judge the quality of subcontractors, monitor the available labor supply, track local industry trends, better estimate costs and reduce expenses. We continually seek to develop relationships with new subcontractors and, in doing so, examine their financial strength, bonding capacity, past work and ability to meet schedules. Out of the thousands of subcontracts we awarded in the last five years, we experienced a very limited number of subcontractor failures.

     - BROAD RANGE OF SERVICES. In an effort to meet the needs of our clients, we offer a broad range of construction services. Our portfolio of services includes general construction, construction management, consulting, program management, design/build (where we provide both the design and construction for the project), design/build/finance (where we partner with another party which provides financing for the project), construction maintenance, preconstruction planning, and feasibility studies.

     - MANAGEMENT EXPERTISE. Members of our management are highly skilled and experienced individuals. Senior officers of our construction subsidiaries have an average of over 25 years of experience with Turner. At the operating level, our business units are also staffed with experienced personnel. Our business development, engineering, estimating and purchasing managers comprise approximately 150 individuals, with approximately 64% having at least 10 years of service with Turner. We have approximately 300 project managers, with approximately 72% having at least 10 years of experience with Turner.

CONSTRUCTION ACTIVITIES

     Our construction activities include:

     - GENERAL CONTRACTING (87% OF OUR VALUE OF CONSTRUCTION COMPLETED IN
       1998). When we act as a general contractor, we normally are responsible for the entire project and are paid the entire price for the completed project. Most aspects of the construction, however, are performed by subcontractors who are paid by us. We plan and schedule the project, procure materials, marshal the workforce required for the project, award subcontracts and direct and manage construction operations. When providing design/build services in general contracting, we design and complete the entire project. We hire the designer, supervise the design and act as a general contractor. These projects are generally not competitively bid, and we believe that our role in the design phase of the project enables us to more accurately estimate the cost of the project. In design/build/finance, we additionally enter into an arrangement with a partner who seeks to arrange financing for the project.

     - CONSTRUCTION MANAGEMENT (12% OF OUR VALUE OF CONSTRUCTION COMPLETED IN
       1998). When we provide construction management services, we monitor and coordinate the progress of the work done by contractors who are typically employed directly by the owner to build the project. Construction management contracts generally involve less risk than do projects in which we are the general contractor. However, the potential profit from construction management contracts is typically less than the potential profit we expect to earn as a general contractor.

     - CONSULTING (1% OF OUR VALUE OF CONSTRUCTION COMPLETED IN 1998). When providing consulting services, we act as an advisor to our client. For example, we may provide advice on budget review, constructability, scheduling, materials or building codes. In some situations, we act as an agent of the client by monitoring the progress of another contractor. We also provide construction maintenance, preconstruction planning, and feasibility studies as part of our consulting services.

     Following is a list of some of the projects that we completed in 1997 and 1998 and that are active in 1999.

MARKET SECTOR           PROJECTS COMPLETED IN 1997 AND 1998      ACTIVE PROJECTS IN 1999
----------------------  ---------------------------------------  ---------------------------------------
Commercial Offices      - Alcoa Corporate Center World           - Banc One Corporate Center --
                        Headquarters, Pittsburgh, PA               Phase II, Columbus, OH
                        - Swiss Bank Headquarters,               - Pembroke Real Estate, a Fidelity
                          Stamford, CT                             Investments Company, World Trade
                                                                   Center East, Boston, MA
                                                                 - Reebok International Limited World
                                                                   Headquarters, Canton, MA
                                                                 - Merck Office Complex, West Point, PA
Healthcare              - Wayne State University, Hudson Webber  - Interfaith Medical Center,
                        Cancer Research Center, Detroit, MI        Brooklyn, NY
                        - Santa Clara Valley Medical Center,     - Cleveland Clinic Foundation
                          San Jose, CA                             Biological Resources Building,
                                                                   Cleveland, OH
Pharmaceutical Plants   - Boehringer Ingelheim Roxane Labs,      - Schering Plough Drug Safety
and R&D Laboratories      Columbus, OH                             Evaluation Facility, Lafayette, NY
                        - Fred Hutchinson Cancer Research        - Astra Research Center,
                          Center Phase II, Seattle, WA             Waltham, MA
                                                                 - Searle Life Science Research
                                                                   Facility, Skokie, IL
Education & Science     - PS #56, Staten Island, NY              - Middle College High School at Medgar
                        - Brown University, MacMillan Hall,        Evers College,
                          Providence, RI                           Brooklyn, NY
                        - UCLA, Gonda Neuroscience & Genetics    - Northeastern University, West Campus
                          Research Center,                         Residence Hall,
                          Los Angeles, CA                          Boston, MA
                                                                 - Yale Law School and Library
                                                                   Renovations, New Haven, CT
Correctional            - Shirley Maximum Security Correctional  - Clayton County Justice Complex,
Facilities                Facility, Shirley, MA                    Jonesboro, GA
                        - Waterbury Superior Courthouse,         - Mohave County Juvenile Detention
                          Waterbury, CT                            Facility, Kingman, AZ
                        - Sterling Correctional Facility
                          Phase I & II, Sterling, CO
Sports                  - Princeton University Stadium,          - Tiger Stadium, Detroit, MI
                        Princeton, NJ                            - Duke University Athletic Center,
                        - USTA Arthur Ashe Stadium, Flushing,      Durham, NC
                          NY                                     - Paul Brown Stadium (Cincinnati
                                                                   Bengals), Cincinnati, OH

MARKET SECTOR           PROJECTS COMPLETED IN 1997 AND 1998      ACTIVE PROJECTS IN 1999
----------------------  ---------------------------------------  ---------------------------------------
Entertainment           - Mystic Marinelife Aquarium,            - Greater Columbus Convention Center
                          Mystic, CT                               Expansion, Columbus, OH
                        - New Jersey Performing Arts Center,     - San Diego Convention Center
                          Newark, NJ                               Expansion, San Diego, CA
Retail                  - The Rouse Co., Beachwood Place         - The Rouse Co., Exton Square Mall,
                          Expansion & Renovation, Beachwood, OH    Exton, PA
                        - Lazarus Department Store, Pittsburgh,  - The Mall at Sierra Vista,
                          PA                                       Sierra Vista, AZ
                        - FAO Schwarz Toy Store,                 - Stew Leonard's Dairy Store, Yonkers,
                          Orlando, FL                            NY
Government Offices      - DEA-Justice Training Facility,         - Erie County Courthouse,
                        Quantico, VA                               Buffalo, NY
                        - Association of the US Army             - US GSA Federal Building & US
                          Renovations, Arlington, VA               Courthouse, Central Islip, NY
                        - US Navy, Naval Propulsion Systems
                          Evaluation, Patuxent River, MD
Distribution/           - Quik-Pak Distribution Center,          - American Express Billing & Inserting
Warehouses                Indianapolis, IN                         Operations Center Fit- out, Fort
                        - Motorola Do Brazil, Motorola-CSG,        Lauderdale, FL
                          Jaguariuna, Brazil                     - AmeriPlex, The Logan Office/
                                                                   Warehouse Facility, Indianapolis, IN
                                                                 - Lucent Technologies Office &
                                                                   Warehouse, Ontario, Canada
Multi-Unit Residential  - 7000 Island Boulevard Condominium,     - Raymond Properties Company,
                        Williams Island, FL                        25 Huntington Ave. Condos,
                        - Harbourage Place Condominium, Fort       Boston, MA
                        Lauderdale, FL                           - Miranova Condominium,
                                                                   Columbus, OH
Hotel/Motels            - Marriott Courtyard,                    - General Motors, Renaissance Center
                          Independence, OH                         Hotel Core & Shell,
                        - Embassy Suites, Dallas, TX               Detroit, MI
                                                                 - The Drake Hotel Renovation, Chicago,
                                                                   IL

CONTRACTS

     We generally enter into one of the following types of contracts with our clients: guaranteed maximum price, lump sum or cost plus fee. In 1998, consistent with past experience, the majority of our contracts was the result of a negotiation process, as opposed to competitive bidding.

     - GUARANTEED MAXIMUM PRICE (55% OF OUR VALUE OF CONSTRUCTION COMPLETED IN
       1998). With a guaranteed maximum price contract, the owner is required to pay costs, materials and other charges up to a guaranteed maximum price. In many cases, the owner and Turner share the costs savings if the actual costs of construction are less than the guaranteed maximum price.

       Turner assumes the risk that costs may exceed the guaranteed maximum price. Guaranteed maximum price contracts allow the construction process to begin before plans and specifications are finalized. Normally, the guaranteed maximum price itself is not negotiated until the design is at least 70% complete. Guaranteed maximum price contracts are typically entered into when we perform general contracting services.

     - LUMP SUM (21% OF OUR VALUE OF CONSTRUCTION COMPLETED IN 1998). Under lump sum contracts, there is a fixed price for the project. The fixed price of lump sum contracts eliminates the client's price risk, but there is no sharing of any cost savings. Turner assumes any costs above the fixed price, and any cost savings flow directly to us. On projects which are competitively bid, lump sum arrangements are generally required by the bidding procedures. Lump sum may also be used in negotiated situations. In either event, Turner uses a lump sum contract for a project only if the plans and specifications for the project are complete so as to allow costs to be fully estimated. Lump sum contracts are typically entered into when we perform general contracting services.

     - COST PLUS FEE (24% OF OUR VALUE OF CONSTRUCTION COMPLETED IN
       1998). Under these contracts, the owner is required to pay costs, materials and other charges plus a fee for our services. Cost plus fee contracts expose the client to the risk of cost overruns. For us, cost plus fee contracts normally involve less risk and less profit than lump sum or guaranteed maximum price contracts. Cost plus fee contracts may be entered into when we perform general contracting, construction management or consulting services. Under these contracts, our reimbursable costs and fee may be fixed in amount or subject to a maximum amount.

     Before we enter into any contract, we review each project to assess its risk, feasibility and profitability. Our review process is designed to provide key information to different levels of management and record compliance with our procedures as to who may submit binding proposals or make contractual commitments on our behalf. When new project opportunities arise, the manager of business development pursuing the new project must complete a proposal authorization form. All projects with a dollar volume exceeding $2 million are reviewed by the Contract Review Committee at our headquarters. The Contract Review Committee provides guidance on how the contract should be structured and whether the project should be pursued. After receiving input from the Contract Review Committee, the manager begins negotiations for the contract. Before the contract is signed, the manager must submit a contract approval form to the Contract Review Committee which, in the case of projects involving less than $25 million, reviews it and provides guidance and, in the case of projects involving $25 million or more, has the responsibility to either approve or reject the contract. Any contract exceeding $10 million must also be reviewed by outside construction legal counsel who provides advice on contract terms. Both the contract approval form and proposal authorization form require an array of information such as risk analysis, staff requirements, bonding requirements, type of project, fee level and client background.

BUSINESS UNITS

     We have a network of 24 full-service business units and 17 satellite offices located in or near many major cities in the United States. Each business unit or office in the network operates as a decentralized profit center, with each business unit responsible for the creation of an annual profit plan. Each business unit is typically led by a general manager who has the overall responsibility and accountability for the management and operation of the business unit.

     A full-service business unit includes staff in each of our disciplines -- business development, estimating, purchasing, accounting, cost control and project management. Many of these support services report directly to the general manager, with the operations manager and project executives assuming responsibility and accountability for operations and project management.

     Most of our 24 full-service business units have a special projects division. Each of these divisions is generally set up as an independent profit center within the respective business unit. The special projects divisions perform tenant fit-out and renovation work and build smaller, free-standing structures, such as restaurants, warehouses and convenience stores. In 1998, the special projects divisions had approximately 780 active projects across the United States. The total value of construction completed by the special projects divisions in 1998 was $664 million.

     A satellite office typically engages in business development and project management, delegating staff functions, such as estimating, purchasing, accounting and cost-control to a full-service business unit. Each satellite office also reports to a full-service business unit.

     Turner's offices are located in:

MIDWEST                                         NORTHEAST
- Denver, CO                                    - Shelton, CT
- Arlington Heights, IL                         - Boston, MA
- Chicago, IL (2)                               - Atlantic City, NJ
- Indianapolis, IN                              - Somerset, NJ
- The Lathrop Company, Inc.,                    - Albany, NY
     Maumee, OH                                 - Buffalo, NY
- Detroit, MI                                   - Melville (Long Island), NY
- Kansas City, MO                               - New York, NY
- Cincinnati, OH (2)                            - Philadelphia, PA
- Cleveland, OH (2)                             - Pittsburgh, PA
- Worthington (Columbus), OH
WEST                                            SOUTHEAST
- Irvine (Orange County), CA                    - Universal Construction Company, Inc.,
- Los Angeles, CA                                   Huntsville, AL
- San Diego, CA                                 - Washington, DC
- San Francisco, CA                             - Maitland (Orlando), FL
- San Jose, CA                                  - Miami, FL
- West Sacramento, CA                           - Atlanta, GA
- Portland, OR                                  - Raleigh, NC
- Dallas, TX                                    - Nashville, TN
- Houston, TX                                   - Richmond, VA
- Seattle, WA

     In general, contracts are secured either through the business development department in the business unit -- headed by a senior staff person, usually the Manager of Business Development -- or through the Corporate Sales and Marketing Strategies Department at Turner's New York headquarters. The latter department is headed by a Senior Vice President. The Corporate Sales and Marketing Strategies Department also develops sales strategies for Turner and each of the business units and satellite offices and has responsibility for Turner's national accounts. We maintain relationships with local architects, facility managers and repeat customers with the goal of participating in a project from the planning stage.

     Turner from time to time evaluates the potential acquisition of other contractors. In the past, we have made, and in the future may make, selected acquisitions in local market areas with a view to improving our presence in particular geographic areas or market sectors.

EMPLOYEES

     As of December 31, 1998, we employed approximately 3,200 staff employees, of whom about 1,900 were executives, project managers, superintendents, engineers, purchasing agents, estimators, senior accountants and other supervisory personnel. In addition, we employ supervisors and skilled building workers for construction work which has not been subcontracted to contractors. During 1998, approximately 2,200 supervisors and skilled building workers were employed at various times.

COMPETITION

     The United States building construction industry is intensely competitive and highly fragmented with no participant, we believe, having a greater than 5% market share. We compete both with major contractors and with small contractors. Competition in the industry takes a number of forms, including reputation, fee levels, quality of service and degree of risk assumption. Each large population center generally has a number of smaller, locally based building contractors accustomed to undertaking all but the largest and most complicated projects. Also, contractors who have no local presence in areas where we have an office can successfully compete for and obtain projects there, notwithstanding the lack of a local presence.

REAL ESTATE

     During the early 1980's, we acquired and developed a number of real estate properties. In 1987, we decided to cease our real estate development activities and to divest the company's real estate investments. Since that time, our real estate portfolio has been reduced from a carrying value of more than $240.0 million at the end of 1987 to $40.5 million as of December 31, 1998. Among the properties we currently own, either directly or through joint venture interests, are an air cargo distribution facility in Columbus, Ohio and undeveloped land in Virginia, Illinois and Florida. The air cargo distribution facility is under a lease until 2010 to an investment grade tenant. As of December 31, 1998, the remaining debt on the air cargo facility was $11.4 million. The terms of this debt provide for it to be fully amortized prior to the lease expiration in 2010. Currently, we have no employees exclusively managing our real estate operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to the 1998 Financial Statements.

LEGAL PROCEEDINGS

     We are a defendant in various litigation incident to our business, and in some instances the amounts sought include substantial claims and counterclaims. Although we cannot predict the outcome of litigation with certainty, in our opinion based on the facts known to us at this time, we anticipate that the resolution of such litigation will not have a material adverse effect on our business, operating results and financial condition. See "Risk
Factors -- Disputes often arise in our business."

                                   MANAGEMENT

     The following table provides information regarding Turner's directors and certain of its executive officers as of December 31, 1998. Biographical information for each of the persons set forth in the table is presented below.

NAME                         AGE                         POSITION
---------------------------  ---   -----------------------------------------------------
E. T. Gravette, Jr. .......  73    Chairman of the Board, Chief Executive Officer and
                                   Director
Robert E. Fee..............  62    President, Chief Operating Officer and Director
Harold J. Parmelee.........  61    President - Asset Management and Director
Donald G. Sleeman..........  44    Senior Vice President, Chief Financial Officer and
                                   Chief Accounting Officer
Sara J. Gozo...............  35    Vice President, Secretary and General Counsel
Heinrich Baumann-Steiner...  56    Director
Walter G. Ehlers...........  65    Director
A. Gary Fieger.............  71    Director
Thomas C. Leppert..........  44    Director
Leif Lomo..................  69    Director
Charles H. Moore, Jr.......  69    Director
G. Jeffrey Records, Jr.....  39    Director
Peter K. Steiner...........  52    Director
Gordon A. Walker...........  70    Director
John O. Whitney............  70    Director

     Each executive officer holds office at the pleasure of the Board of Directors. Each of the executive officers listed above is an employee of Turner and has been an employee of The Turner Corporation or its principal construction subsidiary, Turner Construction Company, in an executive or managerial capacity for the past five years except for Mr. Gravette and Ms. Gozo.

     MR. GRAVETTE has served as a Director of Turner since 1981 and has served as Chairman of the Board and Chief Executive Officer since August 1996. From 1986 to 1996, Mr. Gravette served as President of Ardath Associates, Inc., a private investment company.

     MR. FEE has served as a Director of Turner since 1997. He has been President and Chief Operating Officer of Turner since 1998 and has served as Director, President and Chief Operating Officer of Turner Construction Company since 1997. From 1994 to 1996, Mr. Fee served as Senior Vice President of Turner Construction Company and from 1986 to 1994 as Vice President.

     MR. PARMELEE has served as a Director of Turner since 1988. He has served as President - Asset Management of Turner since 1998. Prior to this, he was President of Turner.

     MR. SLEEMAN has served as Senior Vice President and Chief Financial Officer since August 1996 and Chief Accounting Officer since March 1997. Prior to August 1996, Mr. Sleeman served as Treasurer since 1992.

     MS. GOZO has served as a Vice President and Secretary since October 1994 and General Counsel since December 1996. From 1989 to 1993, Ms. Gozo practiced construction law at Shea & Gould, and until October 1994, at Thelen, Marrin, Johnson & Bridges, both New York City law firms.

     MR. BAUMANN-STEINER has served as a Director of Turner since 1992. Mr. Baumann-Steiner is Chairman of Steiner Holding, a Switzerland-based construction company, and Vice Chairman and Managing Director of Karl Steiner Immobilien AG (an affiliate of Steiner Holding).

     MR. EHLERS has served as a Director of Turner since 1985. Currently, Mr. Ehlers is a retired executive. Mr. Ehlers is a Director of Neuberger &
Berman - Advisers Management Trust and a Trustee of China Medical Board of New York, Inc., which provides assistance to medical, public health, and nursing schools. From 1984 to 1988, Mr. Ehlers served as President, Chief Operating Officer and Trustee of Teachers Insurance and Annuity Association and College Retirement Equities Fund.

     MR. FIEGER has served as a Director of Turner since 1992. Mr. Fieger is President of Fieger International and A. Gary Fieger Associates, Inc., real estate development consulting firms. Previously, Mr. Fieger served as President and Chief Executive Officer of Hammerson Property Corporation, a real estate development firm.

     MR. LEPPERT has served as a Director of Turner since 1998 and is currently trustee of the James Campbell Estate. Previously, Mr. Leppert served as Vice Chairman of Bank of Hawaii and Pacific Century Financial Corp. from 1996 to 1997. Mr. Leppert served as President and Chief Executive Officer of Castle & Cooke Hawaii, a real estate development company, from 1989 to 1996 and as President and Director of Hawaii Residential and Commercial Operations of Castle & Cooke from 1995 to 1996.

     MR. LOMO has served as a Director of Turner since 1992. Currently, Mr. Lomo is a retired executive. From 1994 to 1995, Mr. Lomo served as President of Marley Pump Company, a manufacturer of water pumps and water pump accessories. From 1987 to 1994, Mr. Lomo served as Chairman and Chief Executive Officer of A.B. Chance Company, a manufacturer of wiring devices, lighting fixtures, industrial motor controls, wire and cable. Currently, Mr. Lomo also serves as a Director of Young Broadcasting, Inc. and Mercantile Bank of Boone County.

     MR. MOORE has served as a Director of Turner since 1990. Currently, Mr. Moore serves as Director of Athletics for Cornell University and Chairman and Chief Executive Officer of Xpander Pak, Inc., a packaging manufacturer. Presently Mr. Moore also serves as a Director of Elcotel, Inc., a manufacturer of telecommunication apparatus, and the United States Olympic Committee.

     MR. RECORDS has served as a Director of Turner since 1997. Mr. Records serves as Chairman and Chief Executive Officer of MidFirst Bank, a state chartered savings bank in Oklahoma City, Oklahoma. From 1995 to February 1998, Mr. Records served as President and Chief Executive Officer of MidFirst Bank. From 1987 to 1995, Mr. Records served as President and Chief Executive Officer, Midland Mortgage. Presently, Mr. Records also serves as a Director of Midland Financial Company (an insurance company), Midland Mortgage Company and Homeshield Insurance Company (an insurance agency and brokerage company).

     MR. STEINER has served as a Director of Turner since 1992. Mr. Steiner currently serves as Chairman and Managing Director of Karl Steiner Immobilien AG (an affiliate of Steiner Holding) and Vice Chairman of Steiner Holding.

     MR. WALKER has served as a Director of Turner since 1984. Currently, Mr. Walker is a retired executive. From 1987 to 1997, Mr. Walker served as Chairman and Chief Executive Officer of Hollinee, Inc. From 1981 to 1986, Mr. Walker served as President and Chief Executive Officer of U.S. Industries, Inc.

     MR. WHITNEY has served as a Director of Turner since 1988. Mr. Whitney is currently a Professor and Executive Director of The Deming Center for Quality Management at the Columbia Business School and a Director of Atchison Castings, a manufacturer of highly engineered metal castings, and Church & Dwight Co., Inc., a manufacturer of sodium bicarbonate and ammonium bicarbonate products.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1998 (a) by each person who is known by us to own beneficially more than 5% of Turner's common stock; (b) by each director; (c) by the Chief Executive Officer of Turner and each of the four highest paid executive officers of Turner whose compensation exceeded $100,000 in the fiscal year ended December 31, 1998; (d) by all executive officers and directors of Turner as a group; and (e) by each Selling Stockholder. The table also shows information regarding the beneficial ownership of our common stock as adjusted to give effect to the offering for each Selling Stockholder.

                                    SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                           OWNED                                 OWNED
                                    PRIOR TO OFFERING(1)    SHARES TO        AFTER OFFERING
                                   ----------------------   BE SOLD IN   ----------------------
NAME                                NUMBER     PERCENT(9)    OFFERING     NUMBER     PERCENT(9)
--------------------------------   ---------   ----------   ----------   ---------   ----------
Steiner Holding.................   2,430,750(2)    23.6%    2,400,000       30,750        --
The Turner Corporation
  Employees' Cash Balance
  Retirement Plan...............   1,162,500      14.8%     1,162,500           --        --
The Turner Corporation Employee
  Stock Ownership Plan..........   1,258,097(3)    13.8%
Officers
--------
E. T. Gravette, Jr. ............     193,855       2.4%
Robert E. Fee...................      34,218        --
Harold J. Parmelee..............     104,067       1.3%
Donald G. Sleeman...............       5,616        --
Ralph W. Johnson................      33,637        --
Directors
----------
Heinrich Baumann-Steiner........      17,250(4)      --
Walter G. Ehlers................      56,750        --
A. Gary Fieger..................      30,850(5)      --
Thomas C. Leppert...............       9,750        --
Leif Lomo.......................      21,750        --
Charles H. Moore, Jr. ..........      25,150        --
G. Jeffrey Records, Jr. ........     132,998       1.7%
Peter K. Steiner................      17,250(6)      --
Gordon A. Walker................      33,900        --
John O. Whitney.................      32,250(7)      --
Directors and officers as a
  group.........................     798,480       9.7%
Granite Capital(8)..............     632,550       8.0%
Dimensional Fund Advisors,
  Inc.(8).......................     483,798      6.14%

-------------------------
(1) Includes shares issuable on exercise of currently exercisable stock options as follows: E. T. Gravette, Jr. 84,000; Robert E. Fee, 16,068; Harold J. Parmelee, 64,563; Donald G. Sleeman, 5,331, Ralph W. Johnson, 12,310; G. Jeffrey Records, Jr., 9,750; Thomas C. Leppert, 9,750; Walter G. Ehlers, 6,750; all other non-employee Directors: Messrs. Baumann-Steiner, Fieger, Lomo, Moore, Steiner, Walker and Whitney 17,250 each, and Directors and officers as a group 356,478. Does not include the interest of any executive officer or director in the 1,258,097 shares of common stock issuable on conversion of Series B Preferred Stock or in shares of common stock issuable on exercise of options which are not exercisable prior to 60 days after December 31, 1998. Also does not include for Messrs. Gravette, Baumann-Steiner, Ehlers, Fieger, Lomo, Moore, Steiner, Walker and Whitney rights to receive 17,175 shares of common stock each, which rights were granted in lieu of vested retirement benefits under the Directors' Retirement Plan and which common stock will be distributed to the participating director 90 days after the later of his 70th birthday or his ceasing to be a director.

(2) Includes an aggregate of 2,400,000 shares issuable upon conversion of Series C Preferred Stock, representing all outstanding shares of Series C Preferred Stock, and upon conversion of Series D Preferred Stock, representing all outstanding shares of Series D Preferred Stock. In connection with the offering, all outstanding shares of Series C Preferred Stock and Series D Preferred Stock will be converted into common stock, and such common stock will be sold in the offering. Does not include 17,250 shares of common stock beneficially owned by Peter K. Steiner and 17,250 shares of common stock beneficially owned by Heinrich Baumann-Steiner.

(3) Represents shares issuable upon conversion of Series B Preferred Stock.

(4) Does not include 17,250 shares of common stock beneficially owned by Peter
    K. Steiner or 2,430,750 (prior to the offering) or 30,750 (after the offering) shares of common stock beneficially owned by Steiner Holding. Heinrich Baumann-Steiner is the Chairman of Steiner Holding and his wife is the beneficial owner of 50% of the shares of that company.

(5) Includes 4,500 shares owned by A. Gary Fieger Associates, Inc., of which Mr. Fieger is the President and sole owner.

(6) Does not include 17,250 shares of common stock beneficially owned by Heinrich Baumann-Steiner or 2,430,750 (prior to the offering) or 30,750 (after the offering) shares of common stock beneficially owned by Steiner Holding. Peter K. Steiner is the Vice Chairman of Steiner Holding and the beneficial owner of 50% of the shares of that company.

(7) Includes 15,000 shares held by the Marcia Whitney Trust of which Mr. Whitney and his wife are co-trustees.

(8) As of December 31, 1998, as reported to the Securities and Exchange Commission.

(9) Computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless noted, less than 1%.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with Steiner Holding's purchase in July 1992 of 9,000 shares of Series C Preferred Stock and 6,000 shares of Series D Preferred Stock from Turner for an aggregate purchase price of $15,000,000, Turner and Steiner Holding entered into an Agreement Regarding Security Holder's Rights, Obligations and Options, dated as of July 20, 1992 (the "Steiner Agreement"). The Steiner Agreement included, among other things: (a) a standstill provision which restricted Steiner Holding's ability to accumulate additional equity in Turner and to take certain other actions relating to seeking control of Turner;
(b) a provision which gave Steiner Holding the option to maintain its percentage ownership interest in Turner (the "Position Maintenance Option"); (c) a provision which gave Turner a right of first refusal under certain circumstances with regard to transfers by Steiner Holding of more than 5% of our outstanding common stock; (d) a provision which gave Steiner Holding a right of first refusal under certain circumstances with regard to issuances by Turner of more than 5% of the outstanding common stock; and (e) provisions giving Steiner Holding the option in 2002 to either sell certain securities to or purchase additional securities from Turner.

     In August 1998, Turner irrevocably waived the standstill provision referred to above. As a result, the dividend formula on the Series C Preferred Stock and Series D Preferred Stock changed so that instead of being entitled to dividends at the rate of 8 1/2% per year, holders of the Series C Preferred Stock and Series D Preferred Stock became entitled to receive an amount equal to the dividends, if any, paid on the number of shares of common stock into which the Series C Preferred Stock and Series D Preferred Stock could be converted.

     In December 1998, Turner paid Steiner Holding approximately $1.57 million in consideration of Steiner Holding's waiver of its rights to purchase Turner common stock accrued through December 28, 1998 under the Position Maintenance Option.

     Under the terms of the Steiner Agreement, Turner is required to file with the Securities and Exchange Commission a registration statement relating to the offering of common stock under this prospectus and pay all expenses related thereto (other than underwriting commissions). See "Underwriting." Upon consummation of the offering, the Steiner Agreement will be terminated.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the material terms of our share capital set forth below does not purport to be complete and is qualified by reference to our Restated Certificate of Incorporation (the "Certificate of Incorporation") and our By-Laws, which we have filed with the Securities and Exchange Commission.

AUTHORIZED SHARE CAPITAL

     Turner's authorized share capital consists of 20,000,000 shares of common stock, par value $1 per share, and 2,000,000 shares of preferred stock, par value $1 per share, issuable in series. The following series of preferred stock are currently authorized: 850,000 shares of Series B Preferred Stock, 9,000 shares of Series C Preferred Stock, 6,000 shares of Series D Preferred Stock, 9,000 shares of Series E 8.5% Convertible Preferred Stock (the "Series E Preferred Stock") and 200,000 shares of Series F Participating Preferred Stock (the "Series F Preferred Stock"). As of December 31, 1998, there were outstanding 7,879,147 shares of common stock, 838,731 shares of Series B Preferred Stock convertible into 1,258,097 shares of common stock, 9,000 shares of Series C Preferred Stock convertible into 1,500,000 shares of common stock, 6,000 shares of Series D Preferred Stock convertible into 900,000 shares of common stock, no shares of Series E Preferred Stock and no shares of Series F Preferred Stock.

  COMMON STOCK

     DIVIDENDS. The holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the preferential dividend rights of any outstanding shares of preferred stock.

     VOTING. Holders of shares of our common stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders.

     LIQUIDATION. Upon voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Turner, the holders of our common stock are entitled to receive, after distribution in full of the preferential amounts to be distributed to the holders of preferred stock, all the remaining assets of Turner available for distribution to stockholders ratably in proportion to the number of shares of common stock held by them, respectively.

     The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of outstanding shares of preferred stock and any shares of preferred stock that Turner may issue in the future.

  PREFERRED STOCK

     The Board of Directors is expressly authorized to issue shares of preferred stock from time to time in one or more series as the Board of Directors may determine.

     DIVIDENDS. The holders of our preferred stock of any series are entitled to receive preferential cash dividends as established for the particular series, before any dividend on common stock (other than dividends payable in common stock) has been paid or set apart for payment with respect to the same dividend period. All shares of preferred stock will be of equal rank, preference and priority as to dividends irrespective of whether the dividend rates are the same. When the stated dividends are not paid in full, the shares of all series of preferred stock will share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable to such shares if all dividends are not paid in full. Any two or more series of preferred stock may differ from each other as to the existence and extent of the right to cumulative dividends.

     VOTING RIGHTS. Except to the extent otherwise provided by law or in the resolution of the Board of Directors creating a series of preferred stock, the shares of our preferred stock will have no voting power with respect to any matter, including, but not limited to, any actions to (a) increase the authorized number of shares of preferred stock or of any series thereof, (b) create shares of stock of any class ranking prior to or on a parity with any series of preferred stock with respect to any preference or voting power, and
(c) authorize a new series of preferred stock having preferences or voting power ranking prior to or on a parity with any series of preferred stock.

     LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Turner, the holders of the shares of each series of our preferred stock then outstanding will be entitled to receive out of the net assets of Turner the amount per share fixed as the liquidation preference by the Board of Directors before any distribution or payment is made to the holders of common stock. If the net assets of Turner available for distribution to the holders of the shares of all series of preferred stock are insufficient to pay in full the preferential amount as declared by the Board of Directors, then such assets will be distributed among such holders ratably in accordance with the respective amounts which would be payable if all amounts payable were paid in full. Neither the consolidation or merger of Turner, nor the sale, lease or conveyance of all or any part of its assets will be deemed a liquidation, dissolution, distribution of assets or winding up of Turner.

  SERIES B PREFERRED STOCK

     DIVIDENDS. The holders of shares of Series B Preferred Stock are entitled to receive, when declared by the Board of Directors out of funds legally available therefor, cash dividends in an amount per share per annum equal to 10.14% of the original issuance price per share of Series B Preferred Stock (the "Issue Price") of $21.29.

     So long as any shares of Series B Preferred Stock are outstanding, Turner may not make any distributions on or make any payment on account of the purchase, redemption or other retirement of any other class of stock or series of stock ranking junior to the Series B Preferred Stock as to payment of dividends (including the common stock) unless full dividends for all past and then current dividend payment periods of the Series B Preferred Stock have been declared, paid or set apart for payment on the Series B Preferred Stock.

     REDEMPTION. The Series B Preferred Stock is redeemable, in whole or in part, at the option of Turner. The redemption price per share during the twelve-month period which started on July 1, 1998 is 104% of the Issue Price and commencing on July 1, 1999 reduces to an amount equal to the Issue Price plus accrued and unpaid dividends. Turner, at its option, may make payment of the redemption price in cash or in a combination of shares of common stock and cash, any such shares of common stock to be valued for such purposes at their Current Market Price (as defined).

     CONVERSION. Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time and from time to time into shares of common stock. The present conversion rate is one and one-half shares of common stock for each share of Series B Preferred Stock, subject to antidilution adjustments.

     VOTING. As a general matter, the holders of Series B Preferred Stock are entitled to a number of votes equal to the number of shares of common stock into which the shares of Series B Preferred Stock held could be converted, voting together as one class with the holders of common stock on all matters submitted to a vote of the stockholders of Turner. Except as specified above and as required by law, holders of Series B Preferred Stock have no special voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting separately as a single series, is necessary to adopt any alteration, amendment or repeal of any provision of the

Certificate of Incorporation or the resolution of the Board of Directors authorizing the Series B Preferred Stock, if such amendment, alteration or repeal would adversely alter or change the powers, preferences or special rights of the shares of Series B Preferred Stock.

     LIQUIDATION. Upon any liquidation, dissolution or winding up of Turner, the holders of Series B Preferred Stock are entitled to receive on a preferential basis, before any amount is paid on the common stock, liquidating distributions in an amount per share equal to the Issue Price plus accrued and unpaid dividends. If upon any liquidation, dissolution or winding up of Turner, the amounts payable with respect to the Series B Preferred Stock and any other stock ranking as to any such distribution on a parity with the Series B Preferred Stock are not paid in full, the holders of the Series B Preferred Stock and such other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

     In the event that Turner consummates any consolidation, merger, business combination or other similar transaction, pursuant to which the outstanding shares of common stock are by operation of law exchanged for or changed or converted into other stock or securities or cash or any other property, or any combination thereof, outstanding shares of Series B Preferred Stock will, without any action on the part of Turner or any holder, be automatically converted into an amount per share equal to the aggregate amount of stock, securities, cash or other property (payable in like kind) receivable upon such event by a holder of the number of shares of common stock into which the shares of Series B Preferred Stock could have been converted immediately prior to such event unless the holder of Series B Preferred Stock elects to receive a cash payment equal to the amount payable in respect of shares of Series B Preferred Stock upon liquidation of Turner pursuant to the liquidation rights described above.

SERIES C PREFERRED STOCK, SERIES D PREFERRED STOCK AND SERIES E PREFERRED STOCK

     In connection with this offering, all shares of Series C Preferred Stock and Series D Preferred Stock will be converted into shares of common stock, and none will be outstanding after completion of the offering. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions." The Series E Preferred Stock is issuable only in exchange for Series C Preferred Stock and, therefore, will not be issuable after completion of the offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF TURNER'S CERTIFICATE OF INCORPORATION, BY-LAWS,
RIGHTS PLAN AND DELAWARE CORPORATE LAW

     CHARTER AND BY-LAW PROVISIONS. Our Certificate of Incorporation and By-Laws contain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Turner, even if such a transaction would be beneficial to the interests of the stockholders, or could discourage a third party from attempting to acquire control of Turner or could have the effect of delaying or preventing a change in control of Turner. Any merger, consolidation or disposition of substantially all the assets of Turner must be authorized by the affirmative vote of the holders of at least two-thirds of all outstanding shares entitled to vote thereon. Unless a majority of disinterested directors approve, a merger, consolidation or other major corporate transactions involving a person owning more than five percent of the voting shares of Turner (an "Interested Stockholder") requires approval of 80% of the eligible voting shares, except that if requirements as to form of consideration, minimum price and procedure set forth in the Certificate of Incorporation are met, only the regular voting requirements, if any, applicable to the eligible voting shares need be satisfied. To comply with the form of consideration requirement, the Interested Stockholder must offer either cash or the same type of consideration used by the Interested Stockholder in acquiring the largest number of shares of voting shares previously acquired. To satisfy the minimum price requirements, the aggregate amount of cash and the "Fair Market

Value" (as defined in the Certificate of Incorporation) of the consideration other than cash to be received per share by holders of voting shares must be at least equal to the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder in acquiring any of Turner's voting shares. Furthermore, the minimum price requirement can be fulfilled only if the Interested Stockholder has neither received any newly issued shares of capital stock, nor received generally any disproportionate benefits from Turner or any of its subsidiaries. The "Fair Market Value" may exceed the market price of common stock at the time of any proposed merger.

     In addition, Turner's Board of Directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. Special meetings of the stockholders may only be called at the direction of the Board of Directors. In order to nominate one or more candidates for election to the Board of Directors at an annual meeting of stockholders, the stockholder must notify Turner in writing of such stockholder's nominee at least 120 days before the first anniversary of the date of the preceding annual meeting of the stockholders.

     Further, the Certificate of Incorporation provides that actions by stockholders may be taken only at a duly constituted meeting of stockholders and may not be taken by written consent. Finally, we could issue shares of preferred stock, without stockholder approval, upon such terms as our Board may specify.

     RIGHTS PLAN. Turner has in place a stockholder rights plan (the "Rights Plan"). Under the Rights Plan, each outstanding share of common stock has one right (a "Right") to purchase shares of Series F Preferred Stock under certain circumstances. Each share of Series F Preferred Stock is entitled to receive, as general matter, 100 times the dividends declared on a share of common stock and is entitled to 100 votes, voting together with the common stock on all matters submitted to a vote of the stockholders of Turner.

     When exercisable, each Right entitles the registered holder to purchase from Turner one one-hundredth of a share of Series F Preferred Stock at a purchase price of $80 per one one-hundredth of a share (the "Purchase Price"). The terms of the Rights are set forth in the Rights Agreement, dated as of September 21, 1998, between Turner and First Chicago Trust Company of New York as Rights Agent (the "Rights Agreement"). The following summary outlines various provisions of the Rights Agreement and is qualified by reference to the full text of the form of the Rights Agreement, which we have filed with the Securities and Exchange Commission.

     Up to and including the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of our common stock certificates outstanding as of the close of business of September 21, 1998 (the date the Rights were initially distributed to stockholders), by that common stock certificates, and the Rights will be transferred with and only with common stock. In addition, up to and including the Distribution Date (or earlier redemption or expiration of the Rights), (a) new common stock certificates issued after the close of business on September 21, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the Rights Agreement by reference and (b) the surrender for transfer of any certificates for common stock outstanding on or after September 21, 1998, will also constitute the transfer of the Rights associated with common stock represented by that certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of common stock as of the close of business on the Distribution Date and those separate Right Certificates alone will evidence the Rights.

     Under the Rights Agreement, the term "Distribution Date" generally means the earlier of the tenth business day after (a) the commencement of a tender or exchange offer by any person (other than Turner, any subsidiary of Turner or any employee benefit plan or employee stock plan of Turner or of any subsidiary of Turner) for a number of the outstanding shares of Turner's stock having in the aggregate 30% or more of the general voting power of Turner, unless the Board declares that the tenth business day following such tender or exchange offer shall not be considered a Distribution Date or (b) the date (the "Stock Acquisition Date") of a public announcement by Turner or an Acquiring Person that an Acquiring Person has become such.

     In general, under the Rights Agreement, the term "Acquiring Person" means, subject to certain exceptions, any person who, together with affiliates and associates, acquires or obtains the right to acquire beneficial ownership of outstanding shares of Turner stock representing 30% or more of the general voting power of Turner, but shall not include Turner, any subsidiary of Turner, any employee benefit plan or stock option plan of Turner or of any subsidiary of Turner or any person who acquires shares of Turner's stock having in the aggregate 30% or more of the general voting power of Turner in connection with a transaction or series of transactions approved in advance by the Board of Directors.

     In the event that (a) on or at any time after a Stock Acquisition Date, Turner is the surviving corporation in a merger of other business combination and the common stock remains outstanding and unchanged, (b) an Acquiring Person engages in one or more self-dealing transactions specified in the Rights Agreement, (c) a person (other than Turner, any subsidiary of Turner, any employee benefit plan or employee stock plan of Turner or of any subsidiary of Turner, or a person who acquires 30% or more of the general voting power of Turner in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of Turner) alone, or together with his, her or its affiliates or associates, becomes the beneficial owner of a number of the outstanding shares of Turner's stock having in the aggregate 30% or more of the general voting power of Turner or (d) during such time as there is an Acquiring Person, any of certain events described in the Rights Agreement occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, then, and in each such case, proper provision shall be made so that each holder of a Right (except as noted below) will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of common stock, or in the discretion of the Board of Directors of Turner, one one-hundredths of a share of Series F Preferred Stock as shall equal the result obtained by (1) multiplying the then current Purchase Price by the then number of one one-hundredths of a share of Series F Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of any one of the events listed above in this paragraph and (2) dividing that product by 50% of the current market price per one share of common stock. Notwithstanding the foregoing, the holder of any Rights that are, or were, beneficially owned by an Acquiring Person or an affiliate or associate thereof or certain transferees thereof which engaged in, or realized the benefit of, an event or transaction or transactions described in this paragraph, shall not be entitled to the benefit of the adjustment described in this paragraph.

     In the event that, on or at any time after a Stock Acquisition Date, Turner is acquired in a merger or other business combination transaction (in which any shares of Turner's common stock are changed into or exchanged for other securities or assets) or 50% or more of the assets or earning power of Turner and its subsidiaries (taken as a whole) are sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right.

     The Rights expire on September 21, 2008, unless redeemed earlier by the Board.

     At any time up to and including the tenth business day subject to extension following the Stock Acquisition Date, Turner may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of Turner, including without limitation, the right to vote or to receive dividends.

     In general, the Rights Agreement may be amended by the Board (a) prior to the Distribution Date in any manner and (b) on or after the Distribution Date in various respects, including (1) to shorten or lengthen certain time periods and
(2) in a manner not adverse to the interests of Rights holders. However, amendments extending the redemption period must be made while the rights are still redeemable.

     The Rights have anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire Turner on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board, since the Board may redeem the Rights as provided above.

     DELAWARE ANTI-TAKEOVER LAW. Turner is subject to provisions of Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years), for a period of three years following the date such stockholder became an interested stockholder, unless (a) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (c) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 do not apply to a corporation if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203. Turner has not elected out of Section 203, and thus the restrictions imposed by
Section 203 apply to Turner.

                                  UNDERWRITING

     The underwriters have agreed to purchase from the Selling Stockholders the numbers of shares of Turner's common stock indicated below, subject to the terms
and conditions set forth in an underwriting agreement dated                ,
1999.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
PaineWebber Incorporated...................................
CIBC Oppenheimer Corp. ....................................
Sanders Morris Mundy Inc. .................................
                                                               ---------

     Total.................................................    3,562,500
                                                               =========

     The underwriters are obligated to purchase all shares of our common stock offered hereby if any shares are purchased. We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 534,375 additional shares of our common stock solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. If the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase an additional number of shares of our common stock proportionate to that underwriter's initial commitment.

     The shares of our common stock are offered subject to prior sale to the public at the public offering price set forth on the cover page hereof and to
certain dealers at such price less a concession not exceeding   cents per share.
Underwriters and dealers may reallow to certain other dealers a discount not
exceeding   cents per share. After the public offering, the public offering price and concessions and discounts to dealers may be changed by the underwriters.

     The underwriting agreement provides that we and the Selling Stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of our common stock, and syndicate short positions involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase from us in this offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of our common stock sold in this offering for their account may be reclaimed by the syndicate if those shares of common stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of our common stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     The underwriters have in the past and may in the future engage in transactions with, or perform services for, us in the ordinary course of their businesses.

     We will pay all expenses, estimated to be $          , associated with the
offer and sale of our common stock.

     For a   -day period commencing on the closing date, we and the Selling
Stockholders have agreed, without the prior written consent of PaineWebber Incorporated, directly or indirectly, not to sell, contract to sell, offer to sell, assign, pledge, hypothecate, lend, transfer, make any short sale of, grant any option, right or warrant for the sale of, or otherwise dispose of, any common stock or securities convertible into our common stock, subject to various exceptions.

                                 LEGAL MATTERS

     Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York will issue an opinion on the validity of the common stock offered by this prospectus. Morgan, Lewis & Bockius LLP, New York, New York is advising the underwriters in connection with the offering.

                                    EXPERTS

     The consolidated financial statements of Turner as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in the registration statement, of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report on such financial statements. Those financial statements are included elsewhere in this prospectus in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning us can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus may update documents previously filed with the SEC, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

     - Annual Report on Form 10-K for the year ended December 31, 1998; and

     - The description of our common stock and the Rights contained in our registration statement on Form 8-A, dated December 11, 1998.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        Corporate Secretary
        The Turner Corporation
        375 Hudson Street
        New York, NY 10014
        212-229-6000

                            ------------------------

  Information on our websites shall not be deemed to constitute a part of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                                NO.
                                                              -------
Financial Statements:
  Report of Independent Public Accountants..................  F-2
  Consolidated Balance Sheets -- as of December 31, 1998 and
     1997...................................................  F-3
  Consolidated Statements of Operations -- for the years
     ended December 31, 1998, 1997 and 1996.................  F-4
  Consolidated Statements of Stockholders' Equity -- for the
     years ended December 31, 1998, 1997 and 1996...........  F-5
  Consolidated Statements of Cash Flows -- for the years
     ended December 31, 1998, 1997 and 1996.................  F-7
  Notes to Consolidated Financial Statements................  F-8
  Responsibilities for Financial Reporting..................  F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of The Turner Corporation:

     We have audited the accompanying consolidated balance sheets of The Turner Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Turner Corporation and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                      ARTHUR ANDERSEN LLP

New York, New York
February 19, 1999

                    THE TURNER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                 1998         1997
                                                              ----------    --------
ASSETS
Cash and cash equivalents...................................  $  168,879    $153,241
Marketable securities (Note 2)..............................     112,766      18,902
Construction receivables: (Note 3)
  Due on contracts..........................................     358,502     334,802
  Retainage.................................................     188,148     180,329
  Unbilled construction costs and related earnings..........     159,093     139,969
Real estate (Note 4)........................................      40,494      44,378
Property and equipment, net (Note 5)........................      22,298      23,241
Prepaid pension cost (Note 10)..............................      67,066      62,854
Other assets................................................      11,817      14,971
                                                              ----------    --------

     Total assets...........................................  $1,129,063    $972,687
                                                              ==========    ========
LIABILITIES
Construction accounts payable and accrued expenses:
  Trade.....................................................  $  540,435    $469,734
  Retainage.................................................     216,077     189,480
  Billings in excess of construction costs and related
     earnings...............................................     128,029     105,021
Notes payable (Note 6)......................................      18,891      21,719
Deferred income taxes (Note 7)..............................      18,417      17,097
Other liabilities...........................................     118,448      93,500
                                                              ----------    --------

     Total liabilities......................................   1,040,297     896,551
                                                              ----------    --------
Commitments and contingencies (Note 13)
STOCKHOLDERS' EQUITY (NOTE 12)
Preferred stock, $1 par value (2,000,000 shares authorized):
  Series C 8.5% cumulative convertible (9,000 shares issued
     and outstanding; $9,000 liquidation preference)........           9           9
  Series D 8.5% cumulative convertible (6,000 shares issued
     and outstanding; $6,000 liquidation preference)........           6           6
  Series B cumulative convertible (850,000 shares issued;
     838,731 and 844,966 outstanding).......................         839         845
Common stock, $1 par value (20,000,000 shares authorized;
  8,382,581 and 5,440,738 issued)...........................       8,383       5,441
Paid in capital.............................................      45,392      50,250
Retained earnings...........................................      44,113      26,436
                                                              ----------    --------
                                                                  98,742      82,987
Less: Loan to Employee Stock Ownership Plan (Note 11).......      (1,832)     (4,349)
      Treasury stock, at cost (503,434 and 138,509 common
  shares)...................................................      (8,144)     (2,502)
                                                              ----------    --------

     Total stockholders' equity.............................      88,766      76,136
                                                              ----------    --------

     Total liabilities and stockholders' equity.............  $1,129,063    $972,687
                                                              ==========    ========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    THE TURNER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                              1998           1997           1996
                                                           -----------    -----------    -----------
Value of construction completed (see below)..............  $ 4,129,721    $ 3,639,754    $ 3,317,774
                                                           -----------    -----------    -----------
Revenue from construction contracts......................  $ 3,698,994    $ 3,170,744    $ 2,838,052
Cost of construction contracts...........................    3,600,311      3,084,236      2,765,901
                                                           -----------    -----------    -----------
    Earnings from construction contracts.................       98,683         86,508         72,151
Construction operating expenses..........................       53,220         52,500         52,962
General and administrative expenses......................       14,289         15,823         13,885
                                                           -----------    -----------    -----------
    Income from construction operations..................       31,174         18,185          5,304
Losses from real estate operations (see below)...........         (764)          (839)          (383)
Interest expense (Note 16)...............................         (933)        (6,406)        (7,735)
Interest and other income, net (Note 14).................        7,379          5,046          1,782
                                                           -----------    -----------    -----------
    Income (loss) before income taxes....................       36,856         15,986         (1,032)
Income tax provision (Note 7)............................       17,223          7,194            663
                                                           -----------    -----------    -----------
    Income (loss) before extraordinary loss..............       19,633          8,792         (1,695)
Extraordinary loss on early extinguishment of debt, net
  of tax (Note 6)........................................           --         (2,899)            --
                                                           -----------    -----------    -----------
    Net income (loss)....................................  $    19,633    $     5,893    $    (1,695)
                                                           ===========    ===========    ===========
Basic earnings (loss) per common share:
  Income (loss) before extraordinary loss (Note 15)......  $      2.21    $      0.85    $     (0.45)
  Extraordinary loss.....................................           --          (0.36)            --
  Net income (loss)......................................         2.21           0.49          (0.45)
Diluted earnings (loss) per common share:
  Income before extraordinary loss (Note 15).............  $      1.50    $      0.64             (a)
  Extraordinary loss.....................................           --          (0.23)            --
  Net income.............................................         1.50           0.41             (a)
Weighted average common shares outstanding...............    8,001,425      7,929,739      7,858,022
Weighted average common and common equivalent shares
  outstanding............................................   12,382,739     12,268,714             (a)
----------------------------------------------------------------------------------------------------
VALUE OF CONSTRUCTION COMPLETED CONSISTS OF THE
  FOLLOWING:
Revenue from construction contracts......................  $ 3,698,994    $ 3,170,744    $ 2,838,052
Construction costs incurred by owners in connection with
  work under construction management and similar
  contracts..............................................      430,727        469,010        479,722
                                                           -----------    -----------    -----------
    Value of construction completed......................  $ 4,129,721    $ 3,639,754    $ 3,317,774
                                                           ===========    ===========    ===========
REAL ESTATE OPERATIONS CONSIST OF THE FOLLOWING:
Real estate sales........................................  $     1,500    $    23,567    $    19,454
Cost of sales............................................       (1,500)       (23,567)       (19,439)
Rental and other income..................................        1,872          4,137          7,834
Cost of operations.......................................       (1,127)        (2,705)        (4,498)
Depreciation and amortization expense....................       (1,509)        (2,271)        (3,734)
                                                           -----------    -----------    -----------
    Losses from real estate operations...................  $      (764)   $      (839)   $      (383)
                                                           ===========    ===========    ===========

-------------------------
(a) Antidilutive

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    THE TURNER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------------------
                                                       1998                  1997                   1996
                                                -------------------   -------------------   --------------------
                                                 SHARES     AMOUNT     SHARES     AMOUNT     SHARES      AMOUNT
                                                ---------   -------   ---------   -------   ---------   --------
CONVERTIBLE PREFERRED STOCK, SERIES C
Balance as of January 1 and December 31.......      9,000   $    9        9,000   $    9        9,000   $      9
                                                ---------   -------   ---------   -------   ---------   --------
CONVERTIBLE PREFERRED STOCK, SERIES D
Balance as of January 1.......................      6,000        6           --       --           --         --
Preferred stock issued........................         --       --        6,000        6           --         --
                                                ---------   -------   ---------   -------   ---------   --------
Balance as of December 31.....................      6,000        6        6,000        6           --         --
                                                ---------   -------   ---------   -------   ---------   --------
CONVERTIBLE PREFERRED STOCK, SERIES B
Balance as of January 1.......................    844,966      845      847,925      848      848,560        849
Preferred stock retired.......................     (6,235)      (6)      (2,959)      (3)        (635)        (1)
                                                ---------   -------   ---------   -------   ---------   --------
    Balance as of December 31.................    838,731      839      844,966      845      847,925        848
                                                ---------   -------   ---------   -------   ---------   --------
COMMON STOCK
Balance as of January 1.......................  5,440,738    5,441    5,290,861    5,291    5,270,040      5,270
Three-for-two stock split.....................  2,720,127    2,720           --       --           --         --
Common stock issued...........................    221,716      222      149,877      150       20,821         21
                                                ---------   -------   ---------   -------   ---------   --------
    Balance as of December 31.................  8,382,581    8,383    5,440,738    5,441    5,290,861      5,291
                                                ---------   -------   ---------   -------   ---------   --------
PAID IN CAPITAL
Balance as of January 1.......................              50,250                38,388                  38,305
Three-for-two stock split.....................              (2,720)                   --                      --
Excess of proceeds over par value of common
  stock issued................................               1,676                 1,328                      83
Exercise of stock awards with treasury
  stock.......................................              (2,299)                   --                      --
Tax benefits from stock options exercised.....                 216                   309                      --
Retirement of Series B preferred stock........                (158)                  (96)                     --
Retirement of common stock purchase rights....              (1,573)                   --                      --
Conversion of debenture to Series D preferred
  stock.......................................                  --                 5,994                      --
Issuance of stock awards and stock options....                  --                 4,327                      --
                                                            -------               -------               --------
    Balance as of December 31.................              45,392                50,250                  38,388
                                                            -------               -------               --------
RETAINED EARNINGS
Balance as of January 1.......................              26,436                22,580                  26,102
Net income (loss).............................              19,633                 5,893                  (1,695)
Dividends on Series C preferred stock.........                (542)                 (765)                   (765)
Dividends on Series D preferred stock.........                (361)                 (212)                     --
Dividends on Series B preferred stock.........              (1,815)               (1,827)                 (1,832)
Tax benefits on Series B preferred stock
  dividends...................................                 762                   767                     770
                                                            -------               -------               --------
    Balance as of December 31.................              44,113                26,436                  22,580
                                                            -------               -------               --------
LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN
Balance as of January 1.......................              (4,349)               (6,595)                 (8,673)
Repayment from loan to ESOP...................               2,517                 2,246                   2,078
                                                            -------               -------               --------
    Balance as of December 31.................              (1,832)               (4,349)                 (6,595)
                                                            -------               -------               --------
TREASURY STOCK
Balance as of January 1.......................    138,509   (2,502)      45,549     (391)      51,090       (508)
Three-for-two stock split.....................     69,255       --           --       --           --         --
Purchases of treasury stock...................    417,200   (6,782)      97,079   (2,170)          --         --
Treasury stock issued.........................   (121,530)   1,140       (4,119)      59       (5,541)       117
                                                ---------   -------   ---------   -------   ---------   --------
    Balance as of December 31.................    503,434   (8,144)     138,509   (2,502)      45,549       (391)
                                                ---------   -------   ---------   -------   ---------   --------
TOTAL STOCKHOLDERS' EQUITY....................              $88,766               $76,136               $ 60,130
                                                            =======               =======               ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    THE TURNER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1998         1997        1996
                                                            ---------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................................  $  19,633    $  5,893    $ (1,695)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization expense...................     10,842      10,708      12,685
  Net periodic pension charge (credit)....................     (4,212)        617      (1,227)
  Provision for deferred income taxes.....................      1,320       3,089           5
  Investment impairment...................................      2,000          --          --
  Write-off of goodwill...................................         --          --       1,290
  Stock-based compensation charge.........................         --       4,379          --
  Extraordinary loss on early extinguishment of debt......         --       4,392          --
  Changes in operating assets and liabilities:
     Increase in construction receivables.................    (50,643)    (58,697)    (67,087)
     Increase in construction accounts payable and accrued
       expenses...........................................    120,306     104,515      85,350
     Decrease (increase) in other assets..................     (1,454)      2,477       3,833
     Increase in other liabilities........................     26,172      15,428         146
                                                            ---------    --------    --------
     Net cash provided by operating activities............    123,964      92,801      33,300
                                                            ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities........................   (109,036)    (18,902)       (257)
Proceeds from sale of marketable securities...............     15,151          --       5,025
Distributions from real estate joint ventures.............         54         590       1,215
Purchases of property and equipment.......................     (4,914)     (6,117)     (7,371)
Proceeds from sale of property and equipment..............         73         502         290
Proceeds from sale of real estate, net....................      1,416      22,942      18,509
Increase in real estate...................................        (83)       (431)     (2,143)
Repayments on notes receivable............................        873       1,181       1,295
                                                            ---------    --------    --------
     Net cash provided by (used in) investing
       activities.........................................    (96,466)       (235)     16,563
                                                            ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued.......................................      1,898       1,485         172
Cash dividends to preferred stockholders..................     (2,718)     (2,804)     (2,597)
Repayments from loan to ESOP..............................      2,517       2,246       2,078
Principal payments under capital lease obligations........     (2,052)     (2,160)     (3,016)
Retirement of common stock purchase rights................     (1,573)         --          --
Payments on borrowings....................................     (3,150)    (54,002)    (18,044)
Proceeds from borrowings..................................         --          --       5,507
Premium on early extinguishment of debt...................         --      (3,901)         --
Proceeds from issuance of treasury stock..................         --          --          49
Purchases of treasury stock...............................     (6,782)     (2,170)         --
                                                            ---------    --------    --------
     Net cash used in financing activities................    (11,860)    (61,306)    (15,851)
                                                            ---------    --------    --------
  Net increase in cash and cash equivalents...............     15,638      31,260      34,012
  Cash and cash equivalents at beginning of year..........    153,241     121,981      87,969
                                                            ---------    --------    --------
  Cash and cash equivalents at end of year................  $ 168,879    $153,241    $121,981
                                                            =========    ========    ========
NON-CASH INVESTING ACTIVITIES:
Note receivable from sale of net assets of construction
  affiliate...............................................  $   1,200    $     --    $     --
NON-CASH FINANCING ACTIVITIES:
Capital lease obligations incurred by the Company.........      2,374       2,076       2,568
Conversion of debenture to Series D convertible preferred
  stock...................................................         --       6,000          --
Treasury stock issued under stock-based compensation
  plans...................................................      1,140          --          --

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    THE TURNER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

     The Turner Corporation and Subsidiaries is a construction contractor, which also has limited real estate operations. Turner is predominantly engaged in general building construction and construction management throughout the United States, with limited construction operations abroad. The primary construction market sectors in which we operate are the commercial office building, healthcare, pharmaceutical plants and R&D laboratories, education and science, correctional facilities, sports and distribution/warehouse sectors. Turner also performs interior construction work and construction consulting services. Construction contracts include lump sum contracts, cost plus fee contracts and variations of these types of contracts, including guaranteed maximum price contracts. Specialty trade contractors are used extensively as subcontractors in the performance of our construction contracts.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Turner and our proportionate interest in the accounts of construction affiliates and construction joint ventures. Turner also has investments in real estate joint ventures, which are accounted for under the cost method. All significant intercompany transactions and balances are eliminated. Certain prior year balances have been reclassified in the consolidated financial statements in order to provide a presentation consistent with the current year.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent; however, actual results could differ from those estimates.

  CONSTRUCTION OPERATIONS

     Turner determines construction earnings under the percentage of completion method. Under this method, we recognize as earnings that portion of the total earnings anticipated from a contract which the cost of the work completed bears to the estimated total cost of the work covered by the contract. As our construction contracts generally extend over more than one year, revisions in costs and earnings estimates during the course of the work are reflected in the year in which the facts which require the revision become known. Due to uncertainties inherent in the estimation process, it is reasonably possible that such estimates will be revised over the next year. When a loss is forecasted for a contract, the full amount of the anticipated loss is recognized in the period in which it is determined that a loss will occur. Unapproved change orders and claims, primarily due to owner-caused delays, incomplete specifications or similar reasons, are included in earnings from construction contracts at their estimated recoverable amounts based on the related contract costs when realization is probable and the amount can be reliably estimated. Management believes that Turner has

                    THE TURNER CORPORATION AND SUBSIDIARIES
contractual or legal bases for pursuing recovery of unapproved change orders and claims. The settlement of these amounts depends on individual circumstances and negotiations with the counterparty; accordingly, the timing of the collection will vary and may extend beyond one year.

     Turner continuously reviews estimated earnings from construction contracts and makes necessary adjustments based on current evaluations of the indicated outcome. In 1998, 1997 and 1996, we wrote down certain construction receivables deemed unrecoverable.

     Cost of construction contracts includes all direct material, labor and subcontracting costs, and those indirect costs related to contract performance that are identifiable with or allocable to contracts. Construction operating expenses are costs incurred by Turner's construction operating units and subsidiaries that are not directly attributable to construction contracts, such as business development, estimating, purchasing, accounting, cost control, general office support and similar costs attributed to our construction activities, and are expensed as incurred.

     Under certain contracts, owners of buildings make payments directly to suppliers and subcontractors for all or for portions of work covered by the contract. Turner considers such costs in determining contract percentage of completion and reports such amounts in the value of construction completed.

  REAL ESTATE OPERATIONS

     Fixed minimum rental income is generally recognized on a straight-line basis over the life of the lease. Additional rents provided under operating leases with tenants are recognized when earned and the amounts can be reasonably estimated.

     Profit on sales of real estate is recognized in full when the profit is determinable, an adequate down payment has been received, collectability of the sales price is reasonably assured and the earnings process is substantially complete. If the sales transaction does not meet these criteria, all profit or a portion thereof is deferred until such criteria are met.

     The real estate properties are carried at cost less accumulated depreciation, write-downs and reserves.

  DEPRECIATION AND AMORTIZATION

     Turner calculates depreciation on property and equipment, and on real estate primarily on the straight-line method. Estimated useful lives are as follows: buildings and improvements, 20-40 years; office machines and furniture, 5-10 years; and equipment, 3-10 years. Leasehold improvements (Turner as lessee) to property used in our operations are amortized on a straight-line basis over the lease terms. Tenant improvements (Turner as lessor) on real estate properties are amortized on a straight-line basis over the term of the lease. Maintenance and repairs are expensed currently, while expenditures for betterments are capitalized.

                    THE TURNER CORPORATION AND SUBSIDIARIES

  CASH AND CASH EQUIVALENTS

     Turner considers all investments purchased with maturities of 90 days or less to be cash equivalents.

     The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of these amounts.

     Other liabilities include approximately $73,600 and $57,600 net payable to banks for checks drawn but not cleared as of December 31, 1998 and 1997, respectively.

  MARKETABLE SECURITIES

     Marketable debt and equity securities are classified as available-for-sale and reported at fair value. The fair value of marketable securities is based on quoted market prices for such investments. Unrealized gains and losses, if any, are reported as other comprehensive income. The cost basis of securities is determined on a specific identification basis in calculating gains and losses.

     Interest and dividend income and realized gains and losses on sales of marketable securities are included in Interest and Other Income on the Statements of Operations.

  LONG-LIVED ASSETS

     Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the asset is impaired, when the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

  INCOME TAXES

     Deferred income tax assets or liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

     Turner does not provide for U.S. federal income taxes on undistributed earnings of foreign subsidiaries since it is our intention to permanently reinvest those earnings outside the United States.

  EARNINGS PER COMMON SHARE

     In 1997, Turner adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share

                    THE TURNER CORPORATION AND SUBSIDIARIES
is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for prior periods have been restated to conform to the new requirements.

     Basic earnings per common share are based on net income less preferred stock dividends (net of tax benefits relating to Series B preferred stock) divided by the weighted average number of common shares outstanding. Diluted earnings per common share are adjusted to reflect the incremental number of shares issuable under stock-based compensation plans, the assumed conversion of convertible preferred stock and the convertible debenture, and the elimination of the preferred stock dividends and interest expense on the convertible debenture, net of applicable income taxes, if such adjustments are dilutive.

  STOCK-BASED COMPENSATION

     Turner accounts for its stock-based employee compensation plans using the intrinsic value based method, under which compensation cost is measured as the excess of the stock's market price at the grant date over the amount an employee must pay to acquire the stock.

  COMPREHENSIVE INCOME

     In 1998, Turner adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a separate financial statement. Comprehensive income includes net income plus other comprehensive income, which includes unrealized gains and losses on marketable securities that are "available for sale," changes in additional minimum pension liabilities and changes in foreign currency translation adjustments. Turner has not presented statements of comprehensive income, as other comprehensive income was not material.

2.  MARKETABLE SECURITIES

     Marketable securities as of December 31, 1998 and 1997 consisted of the following:

                                                       1998       1997
                                                     --------    -------
Corporate obligations..............................  $ 47,610    $18,902
Treasury securities................................    16,378         --
State & municipal securities.......................    48,778         --
                                                     --------    -------
          Total....................................  $112,766    $18,902
                                                     ========    =======

     Realized gains and losses on sales of marketable securities for 1998, 1997 and 1996 were not significant. As of December 31, 1998 and 1997, there were no unrealized gains or losses reported as the market value of the securities approximated cost.

     As of December 31, 1998, scheduled maturities of investments within one year were $37,289, one year to five years were $71,758 and greater than five years were $3,719. As of December 31, 1997, scheduled maturities of investments within one year were $14,700 and within one to five years were $4,202.

                    THE TURNER CORPORATION AND SUBSIDIARIES

3.  CONSTRUCTION RECEIVABLES AND CONSTRUCTION PAYABLES

     Construction receivables include $188,148 of retainage as of December 31, 1998, of which approximately 90% is anticipated to be collected by December 31, 1999.

     The carrying amount of construction receivables and construction payables approximate fair value as these amounts generally are due or payable within our operating cycle.

4.  REAL ESTATE

     Turner owns a portfolio of real estate, either directly or through joint venture interests, that includes an air cargo distribution facility, commercial office properties, and undeveloped land. The properties are located in the Southeast, Mid-Atlantic and Midwest regions. The carrying amounts of our interests in developed properties were $19,221 and $20,767 and in undeveloped land parcels were $21,273 and $23,611 as of December 31, 1998 and 1997, respectively. Accumulated depreciation as of December 31, 1998 and 1997 was $24,902 and $23,393, respectively.

     Turner's most significant real estate asset is the air cargo distribution facility located in Columbus, Ohio, with a carrying amount of $16,027 as of December 31, 1998, which is under a long term lease until 2010 to an investment grade tenant. With recent improvements in the real estate markets, we have been able to sell certain developed and undeveloped properties at approximately their carrying amounts. The remaining properties will be held until such time that they can be sold for prices which we believe reflect reasonable values. Management anticipates a longer holding period may result for our undeveloped land parcels, as land values have generally been slower to recover than developed properties. Turner actively monitors market conditions and evaluates economic and market factors to estimate the fair values of the properties and the appropriate timing of disposition, both of which may change with changes in economic and market conditions.

5.  PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1997 consisted of the following:

                                                       1998       1997
                                                      -------    -------
Buildings and improvements..........................  $15,405    $14,526
Office machines and furniture.......................   29,090     26,921
Equipment...........................................   24,674     22,225
                                                      -------    -------
          Total.....................................   69,169     63,672
Less: accumulated depreciation and amortization.....  (46,871)   (40,431)
                                                      -------    -------
          Net.......................................  $22,298    $23,241
                                                      =======    =======

                    THE TURNER CORPORATION AND SUBSIDIARIES

6.  NOTES PAYABLE

     Notes payable as of December 31, 1998 and 1997 consisted of the following:

                                                       1998       1997
                                                      -------    -------
Revenue bonds.......................................  $11,400    $12,100
Employee Stock Ownership Plan.......................    2,650      5,100
Capital lease obligations...........................    4,841      4,519
                                                      -------    -------
     Total..........................................  $18,891    $21,719
                                                      =======    =======

  REVENUE BONDS

     Adjustable rate revenue refunding bonds are collateralized by letters of credit and mature in varying installments through 2010. The bonds bear interest at a weekly variable rate. The weighted average interest rate for 1998, 1997 and 1996 was 3.48%, 3.72% and 3.53%, respectively. The bonds are supported by a letter of credit which carries an annual fee of 1.25%.

  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

     This loan was used to fund Turner's loan to the ESOP and matures in July 1999. Interest is payable at a variable rate equal to 83% of the prime rate or a percentage of LIBOR, at our option. The loan is collateralized by a first mortgage on a real estate property and letters of credit. The loan allows for collateral substitution and upon disposition of such property may require additional collateral to maintain loan-to-value relationships. The weighted average interest rate for 1998, 1997 and 1996 was 6.15%, 6.09% and 5.99%, respectively. The loan agreement contains various financial covenants, including the maintenance of a minimum amount of stockholders' equity and debt coverage ratio. As of December 31, 1998, the minimum stockholders' equity required was $59,877 and increases by the sum of 50% of the consolidated net income and the aggregate net proceeds received from the issuance of equity securities for each subsequent fiscal year.

  CAPITAL LEASE OBLIGATIONS

     Turner leases certain computer equipment and vehicles under agreements which are classified as capital leases. The weighted average implicit interest rates for 1998, 1997 and 1996 were 6.83%, 6.69% and 6.69%, respectively. The leases have original terms of three years and payments under the leases are due in varying installments through 2001.

  REVOLVING CREDIT FACILITY

     In September 1998, Turner amended its unsecured revolving credit facility to provide for borrowings up to $45,000, the proceeds of which can be used for general corporate purposes. Turner had no borrowings under this facility at any time during 1998 or 1997. Up to $10 million of the facility may be used for letters of credit. The facility matures in July 2001, with two options to extend an additional one year each up to June 2003. The current facility permits us to choose between various interest rate options. We pay an annual commitment fee on the unused portion of the facility

                    THE TURNER CORPORATION AND SUBSIDIARIES
ranging from 0.25% to 0.5%. The facility contains various financial covenants, the most restrictive of which is the fixed-charge coverage ratio.

  OTHER CREDIT FACILITIES

     Turner maintains overnight credit facilities of $8,500 with various banks at varying rates. Turner did not use any of these facilities during 1998 or 1997. The facilities are subject to periodic renewal from the banks and certain facilities carry annual commitment fees ranging from 0.375% to 0.5%. During 1996, the weighted average interest rate was 8.80%.

  SENIOR NOTES

     On December 22, 1997, Turner exercised its option to prepay the senior notes which had a remaining balance of $39,500. The senior notes were scheduled to mature in 2001 and carried interest at a fixed rate of 11.74%. Under the note agreement, we were required to pay a make-whole premium upon any debt prepayment, which is reflected as an extraordinary loss of $2,899, net of tax.

  BUILDING MORTGAGES

     The variable rate mortgages were retired upon the sale of the underlying properties in August 1997 and October 1996. The weighted average interest rate for 1997 and 1996 on the variable rate mortgages was approximately 8.64% and 8.80%, respectively. The fixed rate mortgages, which carried interest of 7% and 7.375%, were retired in December 1997 and September 1997 upon the sale of the underlying properties.

  CONVERTIBLE DEBENTURE

     The $6,000 8.5% convertible debenture was scheduled to mature in July 1997. In June 1997, the holder exercised its option to convert the full debenture principal balance into 6,000 shares of Series D preferred stock.

     Aggregate maturities of notes due are as follows:

   1999         2000         2001         2002         2003      THEREAFTER
----------   ----------   ----------   ----------   ----------   ----------
  $5,410       $2,445       $1,889       $1,347       $1,100       $6,700

     Turner was in compliance with all financial covenants under its credit facilities as of December 31, 1998.

     Interest expense approximates amounts paid for the years ended December 31, 1998, 1997 and 1996.

     As of December 31, 1998, the carrying value of the real estate that was pledged as collateral for notes payable was $22,253.

     The fair value of notes payable is estimated based on our year-end, risk-adjusted incremental borrowing rate for similar liabilities. As of December 31, 1998 and 1997, the carrying amount of notes payable approximated fair value.

                    THE TURNER CORPORATION AND SUBSIDIARIES

7.  INCOME TAXES

     The components of the income tax provision are as follows:

                                           1998       1997       1996
                                          -------    -------    -------
Current:
  Federal...............................  $13,745    $ 2,889    $   139
  State & local.........................    2,158      1,216        519
                                          -------    -------    -------
                                           15,903      4,105        658
                                          -------    -------    -------
Deferred:
  Federal...............................    1,267      3,089          5
  State.................................       53         --         --
                                          -------    -------    -------
                                            1,320      3,089          5
                                          -------    -------    -------
     Total..............................  $17,223    $ 7,194    $   663
                                          =======    =======    =======

     The current federal provisions for the years ended December 31, 1997 and 1996 reflect the benefit of the utilization of net operating loss carryforwards of approximately $10,600 and $3,000, respectively. The extraordinary loss on early extinguishment of debt in 1997 is reported net of the related tax benefit of $1,493.

     Deferred income taxes result from temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities. The source of these differences and tax effect of each as of December 31, 1998 and 1997 are as follows:

                                          DEFERRED INCOME TAX
                                           LIABILITY (ASSET)
                                          --------------------
                                            1998        1997
                                          --------    --------
Employee benefit plans..................  $22,678     $20,614
Depreciation............................    3,699       3,922
Real estate properties..................   (2,307)     (2,592)
Federal net operating loss benefits.....   (2,229)     (2,165)
Investment impairment...................     (820)         --
Jobs credit carryforward................     (202)       (202)
Deferred compensation plan..............     (763)       (646)
Contributions carryover.................     (860)     (1,445)
Other...................................     (779)       (389)
                                          -------     -------
     Total..............................  $18,417     $17,097
                                          =======     =======

     As of December 31, 1998, Turner had recorded $7,960 of deferred tax assets resulting principally from net operating loss carryforwards and deductible temporary differences related to real estate properties. Management believes that no valuation allowance is required for these assets due to the

                    THE TURNER CORPORATION AND SUBSIDIARIES
future reversals of existing taxable temporary differences primarily related to Turner's employee benefit plans.

     A comparison of the federal statutory rate with Turner's effective tax rate is as follows:

                                                              1998     1997     1996
                                                              -----    -----    -----
Statutory federal income tax rate (benefit).................   35.0%    34.0%   (34.0)%
State and local taxes, net of federal benefit...............    6.0      7.6     33.2
Non-deductible executive compensation.......................    2.8       --       --
Goodwill amortization and write-off.........................    0.8      0.6     51.9
Other.......................................................    2.1      2.8     13.1
                                                              -----    -----    -----
          Effective tax rate................................   46.7%    45.0%    64.2%
                                                              =====    =====    =====

     Income taxes paid were $16,285, $2,069 and $1,276 for 1998, 1997, and 1996, respectively.

     For federal income tax purposes, Turner has available as of December 31, 1998 a net operating loss carryforward of $6,368 that is available to offset future taxable income and expires in 2009.

     The deferred tax liability related to cumulative undistributed earnings of foreign subsidiaries that were permanently reinvested was $60 as of December 31, 1998.

8.  INCENTIVE COMPENSATION PLANS

     Turner sponsors an Incentive Compensation Plan (ICP) which authorizes payments of awards to executive officers and other designated employees in the form of cash. The award may be deferred in part at the election of the recipient. The committee that administers the plan determines the particular recipients who are to receive awards and the amounts of their respective awards. The amounts charged to expense in 1998 and 1997 were $9,341 and $4,621, respectively.

9.  STOCK-BASED COMPENSATION PLANS

     Turner has a stock incentive plan adopted in 1998, a non-qualified stock option plan adopted in 1997, and an incentive stock option plan adopted in 1992. The 1998 plan provides for the granting of employee options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units and performance shares to employees, officers and directors of Turner. The 1998 plan provides for awards to be granted at a price at the discretion of the compensation committee. The 1992 and 1997 plans provide for the granting of options to officers, directors and designated employees to purchase shares of common stock of Turner. The 1992 plan provides for options to be granted at a price not less than the market price of the common stock on the date of grant, while the 1997 plan provides for options to be granted at a price that is not less than 85% of the average market price of the stock for the twenty trading days prior to the date of grant. In addition, the incentive stock option plans adopted in 1981 and 1986 have been terminated and no new options can be granted under these plans, although unexercised options remain outstanding.

     Turner may grant options or awards for up to 750,000 shares of common stock under the 1998 plan. Turner may grant options for up to 600,000 and 750,000 shares of common stock under the

                    THE TURNER CORPORATION AND SUBSIDIARIES

1992 and 1997 plans, respectively. Options and awards granted generally vest up to three years from the date of grant. Options and awards are exercisable generally in whole or in part up to ten years from the date of grant. The vesting period and term of the options and awards may vary and are at the discretion of the compensation committee.

     In 1997, a total of 340,500 stock awards of Turner's common stock were granted to the Chairman and to certain directors. The stock awards, which were fully vested at the date of grant, had a weighted average fair value of $10.83 at the date of grant and are subject to certain contractual restrictions. The award granted to the Chairman was distributed in March 1998. The awards to directors were granted in lieu of vested retirement benefits and will be distributed to directors on the ninetieth day following the later of their seventieth birthday or their ceasing to be a director. In conjunction with these distributions, Turner may withhold shares to satisfy tax withholding requirements.

     Turner accounts for these plans using the intrinsic value based method, under which compensation cost is recognized on the date of grant to the extent the exercise price is less than the market price of the underlying stock at the date of grant. In 1997, compensation costs of $4,379 were recognized related to the stock awards and stock options granted during the year. If Turner had decided to account for stock-based compensation awards using the fair value based method, under which compensation cost would be measured at the grant date based on the fair value of the awards and recognized over the vesting period, Turner would have recognized additional compensation costs, net of tax, of $1,644 in 1998, lower compensation costs, net of tax, of $38 in 1997 and additional compensation costs, net of tax, of $123 in 1996. As a result, basic earnings per common share would have been $0.21 lower in 1998, $.01 higher in 1997, and $0.01 lower in 1996. Diluted earnings per common share would have been $0.13 lower in 1998, unchanged in 1997, and $0.01 lower in 1996. Since the fair value based method has not been applied to options granted prior to January 1, 1995, the resulting proforma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 0.0%, 0.0% and 2.5%; expected volatility of 32%, 33% and 30%; risk-free interest rates of 5.66%, 6.52% and 6.06% for stock options granted to officers and designated employees and 5.43%, 6.13% and 6.50% for options granted to non-employee directors; and expected lives of five years for all plans.

                    THE TURNER CORPORATION AND SUBSIDIARIES

     A summary of the status of Turner's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended is presented in the table below:

                                       1998                    1997                    1996
                               ---------------------   ---------------------   ---------------------
                                           WTD. AVG.               WTD. AVG.               WTD. AVG.
                                           EXERCISE                EXERCISE                EXERCISE
                                AMOUNT       PRICE      AMOUNT       PRICE      AMOUNT       PRICE
                               ---------   ---------   ---------   ---------   ---------   ---------
Outstanding as of January
  1..........................  1,285,513    $ 8.16     1,065,102    $ 7.75     1,127,397    $ 8.31
Granted at market price......    543,470     18.41       229,500     10.76       139,875      6.02
Granted below market price...         --        --       329,664      7.39            --        --
Exercised....................   (210,530)     8.17      (216,465)     6.61       (22,350)     5.33
Canceled.....................    (12,818)    10.60      (122,288)    10.06      (179,820)    10.21
                               ---------               ---------               ---------
Outstanding as of December
  31.........................  1,605,635     11.61     1,285,513      8.16     1,065,102      7.75
Exercisable as of December
  31.........................    711,939      9.82       764,037      7.73       948,177      7.98
Weighted average fair value
  of options granted at
  market price...............                 7.18                    4.28                    1.75
Weighted average fair value
  of options granted below
  market price...............                   --                    4.60                      --

     The following table summarizes information about options outstanding as of December 31, 1998:

                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
-----------------------------------------------------   -----------------------
               WTD. AVG.
               REMAINING       RANGE OF     WTD. AVG.                 WTD. AVG.
  AMOUNT      CONTRACTUAL      EXERCISE     EXERCISE      AMOUNT      EXERCISE
OUTSTANDING   LIFE (YEARS)      PRICE         PRICE     EXERCISABLE     PRICE
-----------   ------------   ------------   ---------   -----------   ---------
293,051...         5.2       $  5.16-7.30    $ 5.59       293,051      $ 5.59
541,564...         5.6         7.39-10.17      8.35       236,084        9.59
283,950...         8.5        10.58-15.50     11.69        73,200       14.34
487,070...         9.4        16.50-18.88     18.81       109,604       18.59
 ---------                                                -------
1,605,635..        7.2         5.16-18.88     11.61       711,939        9.82
 =========                                                =======

10.  EMPLOYEE BENEFIT PLANS

  DEFINED BENEFIT PENSION PLANS

     Turner has a noncontributory defined benefit pension plan which covers salaried employees who meet minimum age and length of service requirements. In 1991, Turner curtailed its defined benefit pension plan such that benefits do not accrue to plan participants for future years of service under the benefit formula. Benefits earned prior to the curtailment were based on members' years of service and averaged final salary.

                    THE TURNER CORPORATION AND SUBSIDIARIES

     In 1994, Turner amended the defined benefit pension plan to add a cash balance plan feature, to provide benefits to plan participants that were previously provided under a defined contribution retirement plan. Past benefits earned by plan participants prior to curtailment were not changed and benefits earned by participants for future service are provided under a different benefit formula. New participants earn benefits only under the revised formula. The new benefit formula provides for credits into notional individual account balances based upon salary and years of service. Management anticipates that the cash balance plan will result in a reduction of the prepaid pension asset in future years.

     Turner amortizes unrecognized prior service costs related to the curtailed benefits on a straight-line basis over a period not exceeding the average life expectancy of retirees. Turner amortizes the full amount of the unrecognized net actuarial gains and losses on a straight-line basis over the average remaining service period of employees.

     Plan assets consist primarily of pooled equity, debt and short-term investment funds, a pooled real estate equity fund and 1,162,500 shares of Turner's common stock.

     The following table sets forth the funded status of the defined benefit pension plan and the amounts recognized in the financial statements as of December 31, 1998 and 1997:

                                                              1998        1997
                                                            --------    --------
Change in projected benefit obligation:
  Benefit obligation as of January 1......................  $159,490    $133,911
  Service cost............................................    10,325       9,662
  Interest cost...........................................    11,590      10,624
  Plan amendments.........................................     2,446          --
  Actuarial losses........................................    20,855      14,971
  Benefits paid...........................................   (11,925)     (9,678)
                                                            --------    --------
  Benefit obligation as of December 31....................   192,781     159,490
                                                            --------    --------
Change in plan assets:
  Fair value of plan assets as of January 1...............   257,164     207,886
  Actual return on plan assets............................    41,064      58,956
  Benefits paid...........................................   (11,925)     (9,678)
                                                            --------    --------
  Fair value of plan assets as of December 31.............   286,303     257,164
                                                            --------    --------
Plan assets in excess of projected benefit obligation.....    93,522      97,674
Unrecognized net actuarial gains..........................   (36,877)    (43,095)
Unrecognized prior service cost...........................    11,302      10,036
Unrecognized net transition asset.........................      (881)     (1,761)
                                                            --------    --------
  Prepaid pension cost....................................  $ 67,066    $ 62,854
                                                            ========    ========

                    THE TURNER CORPORATION AND SUBSIDIARIES

     The components of the net periodic pension charge (credit) recognized for 1998, 1997 and 1996 were:

                                                   1998        1997        1996
                                                  -------    --------    --------
Service cost....................................  $10,325    $  9,662    $  8,432
Interest cost...................................   11,590      10,624       9,301
Expected return on plan assets..................  (22,637)    (19,411)    (18,348)
Amortization of net transition asset............     (881)       (881)       (881)
Amortization of prior service cost..............    1,180       1,098         777
Net actuarial gains recognized..................   (3,789)       (475)       (508)
                                                  -------    --------    --------
     Net periodic pension charge (credit).......  $(4,212)   $    617    $ (1,227)
                                                  =======    ========    ========

     The weighted average assumptions used in measuring the actuarial amounts for the plan were:

                                                             1998   1997   1996
                                                             ----   ----   ----
Discount rate..............................................  6.50%  7.25%  7.50%
Rate of compensation increase -- cash balance plan.........  6.00%  4.75%  4.25%
Expected long-term rate of return on plan assets...........  9.00%  9.59%  9.64%

     Turner also sponsors three non-qualified defined benefit plans relating to officers and directors. The net periodic benefit cost of the plans was $447 and $370 for 1998 and 1997, respectively. As Turner funds these plans on a pay-as-you-go basis, there were no plan assets as of December 31, 1998 and 1997. The accrued projected benefit obligation for the plans was $2,033 and $1,487 as of December 31, 1998 and 1997, respectively.

  DEFINED CONTRIBUTION PENSION PLAN

     Turner sponsors a Section 401(k) tax deferred savings plan which covers salaried employees who meet minimum age and length of service requirements. Matching contributions are based on employee contributions and are limited to one-half of the first 3% of the employee's compensation. The aggregate amount charged to expense was $2,161, $1,911, and $1,742 in 1998, 1997 and 1996,
respectively.

  POSTRETIREMENT BENEFIT PLAN

     Employees retiring from Turner and eligible for an immediate benefit from the retirement plans (generally age 55 with 15 years of service) are eligible to continue their current medical insurance coverage into retirement. The medical benefits continue to be subject to deductibles, co-payment provisions and other limitations. Retirees pay for a portion of the total cost of their medical insurance which is dependent on the individual's total years of service at retirement. The medical plans of Turner are funded on a pay-as-you-go basis.

                    THE TURNER CORPORATION AND SUBSIDIARIES

     The following table sets forth the funded status of the postretirement benefit plan and the amounts recognized in the financial statements as of December 31, 1998 and 1997:

                                                   1998        1997
                                                 --------    --------
Change in accumulated postretirement benefit
  obligation:
  Benefit obligation as of January 1...........  $ 21,332    $ 21,601
  Service cost.................................       469         425
  Interest cost................................     1,538       1,490
  Plan participants contributions..............       470         430
  Actuarial losses (gains).....................     1,746      (1,084)
  Benefits paid................................    (1,670)     (1,530)
                                                 --------    --------
  Benefit obligation as of December 31.........  $ 23,885    $ 21,332
                                                 --------    --------

Change in plan assets:
  Fair value of plan assets as of January 1....  $     --    $     --
  Actual return on plan assets.................        --          --
  Employer contributions.......................     1,200       1,100
  Plan participants' contributions.............       470         430
  Benefits paid................................    (1,670)     (1,530)
                                                 --------    --------
  Fair value of plan assets as of December
     31........................................  $     --    $     --
                                                 --------    --------
Accumulated postretirement benefit obligation
  in excess of plan assets.....................  $(23,885)   $(21,332)
Unrecognized net actuarial gains...............      (629)     (2,390)
Unrecognized net transition obligation.........    13,865      14,856
                                                 --------    --------
  Accrued postretirement benefit obligation....  $(10,649)   $ (8,866)
                                                 ========    ========

     The components of the net periodic postretirement benefit cost for 1998, 1997 and 1996 were:

                                                   1998        1997        1996
                                                 --------    --------    --------
Service cost...................................  $    469    $    425    $    371
Interest cost..................................     1,538       1,490       1,546
Amortization of net transition obligation......       991         991         991
Net actuarial gains recognized.................       (15)        (57)         --
                                                 --------    --------    --------
  Net periodic postretirement benefit cost.....  $  2,983    $  2,849    $  2,908
                                                 ========    ========    ========

     The accumulated postretirement benefit obligation and net periodic postretirement benefit cost were computed using an assumed weighted average discount rate of 6.50% in 1998, 7.25% in 1997 and 7.50% in 1996. The health care cost trend rate was assumed to be 8% in 1998 decreasing by 1%

                    THE TURNER CORPORATION AND SUBSIDIARIES
a year to 6% in 2000 and 5.5% in 2001 and beyond. A one percentage point change in the assumed health care cost trend rate would have the following effects:

                                                         1% INCREASE    1% DECREASE
                                                         -----------    -----------
Aggregate effect on annual service cost and interest
  cost.................................................    $   94         $   (85)
Effect on accumulated postretirement benefit
  obligation...........................................     1,353          (1,248)

     In 1998, Turner adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revised the disclosures about its employee benefit plans. The statement did not change the measurement or recognition of those plans. Turner has restated prior years to conform to the new disclosure requirements.

     Employee benefit plan obligations are determined using actuarial estimates. These estimates are based on historical information along with certain assumptions about future events. Changes in those assumptions as well as changes in actual experience could cause these estimates to change within the next year.

11.  EMPLOYEE STOCK OWNERSHIP PLAN

     Turner has a leveraged Employee Stock Ownership Plan (ESOP) for salaried employees who meet minimum age and length of service requirements. To fund the ESOP, Turner originally borrowed $18,092. Proceeds of this borrowing were loaned to the ESOP, which purchased 850,000 shares of Series B convertible preferred stock.

     Eligible employees are allocated the Series B stock over the term of the ten-year ESOP loan as the loan is repaid. The allocated shares vest after five years of service. As of December 31, 1998, the number of allocated and unallocated shares were 779,715 and 59,016, respectively.

     The Series B stock is callable, in whole or in part, at the option of Turner, at a price per share expressed as a percentage of the issue price of $21.29. At our option, the call may be satisfied by common shares, cash or a combination thereof. The call price was 112% in 1994 and decreases annually to 100% in July 1999. The trustee may, at any time, convert each share of Series B stock into one and one-half shares of common stock.

     Prior to the retirement of the ESOP debt, employees can only redeem their vested preferred shares upon death or age 70 1/2. Once the debt is retired, shares can be redeemed at retirement, termination or death. The redemption value is established at the end of each year by an independent appraiser. The latest appraised value, dated February 26, 1999, was $28.49 per preferred share. At Turner's option, redemption by an employee may be satisfied by common shares, cash or a combination thereof.

     The Series B preferred stockholders are entitled to the same voting rights as the holders of the number of shares of common stock into which the Series B stock held is convertible. Dividends on Series B stock are $2.16 per share per annum.

     The loan to the ESOP is on the same terms as Turner's bank loan. The ESOP will repay the loan (plus interest) with proceeds from the quarterly dividends paid on the allocated and unallocated

                    THE TURNER CORPORATION AND SUBSIDIARIES

Series B stock and contributions from Turner. All contributions to the ESOP in excess of dividends are treated as compensation expense. The fair value of the loan receivable from the ESOP is estimated based on estimated future cash flows discounted at a risk-adjusted rate. As of December 31, 1998 and 1997, the carrying amount approximated fair value.

     Compensation expense and interest income for the years ended December 31, 1998, 1997 and 1996 were:

                                                           1998    1997    1996
                                                           ----    ----    ----
Compensation expense.....................................  $857    $726    $632
Interest income..........................................   222     352     464

     The interest income earned by Turner on the ESOP loan offsets the interest expense incurred on the original borrowing, with no impact on the results of operations.

12. STOCKHOLDERS' EQUITY

     On July 24, 1998, the Board of Directors declared a three-for-two stock split of Turner's common stock, effected in the form of a 50% stock dividend paid on August 14, 1998 to all stockholders of record on August 3, 1998. All agreements concerning stock options and other commitments payable in shares of Turner's common stock provide for the issuance of additional shares due to the declaration of the stock split. Historical share and per share amounts in the financial statements have been adjusted to reflect the stock split on a retroactive basis. However, share amounts presented in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity reflect the actual share amounts outstanding for each period presented. In connection with the stock split, $2,720 was transferred to common stock from the paid in capital account as the common stock's par value remained at $1.00 per share.

     On July 20, 1992, Turner sold Karl Steiner Holding AG ("Steiner") 9,000 shares of Series C 8.5% convertible preferred stock and 6,000 shares of Series D 8.5% convertible preferred stock for a total of $15,000. On July 22, 1992, the Series D stock was exchanged for an 8.5% convertible debenture due in 1997 in the principal amount of $6,000. On June 30, 1997, the 8.5% debenture was converted into 6,000 shares of Series D 8.5% convertible preferred stock.

     The Series C stock is convertible into 1,500,000 shares of common stock or can be exchanged for 9,000 shares of Series E 8.5% convertible preferred stock (which is substantially identical to the Series C stock, except as to transferability and election of directors). The Series D stock is convertible into 900,000 shares of common stock. The Series C and the Series D stocks have, and the Series E stock will have, a liquidation preference of $1,000 per share. At their option, the holders of the Series C, Series D and Series E stock will have the right to convert either the full amount or a partial percentage into common stock.

     While the Series C stockholders own securities constituting (on an as-converted basis) more than 10% of Turner's outstanding common stock, on a fully diluted basis, the Series C stockholders have the right to elect, as a class, between one and three directors, depending on the percentage of

                    THE TURNER CORPORATION AND SUBSIDIARIES
the outstanding stock owned. Holders of Series D and Series E stock, and Series C stock (except when they are entitled to elect at least one director as a class), vote on an as-converted basis as though they held common stock. Holders of Series C or Series D stock also have the right to elect a director if Turner is six quarters or more in arrears in paying dividends.

     In connection with the purchase of Turner's securities by Steiner, we executed an agreement providing us and Steiner with certain rights, obligations and options which terminate on June 30, 2002, unless extended.

     Under this agreement, Steiner has the right of first refusal in certain instances with regard to sales by Turner of more than five percent of its stock. In addition, if we issue additional stock or convertible or exchangeable securities, Steiner will have the option in certain instances to purchase similar securities to the extent necessary to maintain its percentage ownership. This agreement also includes a standstill provision which restricted Steiner's ability to accumulate additional equity in Turner and to take certain other actions relating to seeking control of Turner.

     In August 1998, Turner irrevocably waived the standstill provision. As a result, the dividend formula on the Series C and Series D stock changed so that in lieu of being entitled to dividends at a rate of $85.00 per share per year, the holders of the Series C and Series D stock became entitled to receive an amount equal to the dividends, if any, paid on the number of shares of common stock into which the Series C and Series D stock could be converted.

     If Turner issues, in a transaction or related series of transactions, common stock or convertible or exchangeable securities totaling at least 15% of our outstanding common stock, on a fully diluted basis, the Series C stock will be redeemable during a 30-day period at its liquidation preference plus accrued or accumulated dividends, unless the holders of two-thirds of the Series C stock approve the transaction.

     Turner has a right of first refusal with regard to sales or transfers of the Turner securities owned by Steiner constituting more than five percent of our outstanding common stock, on a fully diluted basis. In addition, Turner has the option to repurchase the securities owned by Steiner, upon a change in control in the ownership of Steiner.

     If the price of Turner's common stock is below $4.67 per share for at least 20 consecutive trading days (or if the agreement is not extended), Steiner may require Turner either to find a buyer (which may be Turner) for all of Steiner's holdings (or, in some instances, all its holdings except the Series D stock), or to sell Steiner additional common stock equal to Steiner's existing holdings on an as-converted basis, at a price selected by Steiner which is not higher than 115% of the market price of Turner's common stock. Turner will not decide until it knows the terms on which it is to find a buyer for Steiner's holdings or to sell Steiner additional common stock, which of the two options it would elect.

     On December 29, 1998, Turner paid Steiner $1,573 to retire Steiner's rights, which it waived, to purchase additional shares of common stock to maintain its percentage ownership through December 28, 1998. The amount paid was charged against the paid in capital account.

                    THE TURNER CORPORATION AND SUBSIDIARIES

13.  COMMITMENTS AND CONTINGENCIES

     Turner (as lessee) leases office space under operating leases having remaining non-cancelable lease terms in excess of one year. Rental expense for the years ended December 31, 1998, 1997 and 1996 amounted to $9,658, $9,610 and $9,392, respectively. Future minimum rental payments are as follows:

 1999    2000     2001     2002     2003    THEREAFTER
------  ------   ------   ------   ------   ----------
$8,743.. $8,354  $6,557   $5,129   $4,321     $8,805

     Turner (as lessor) has operating leases with tenants for the air cargo distribution facility and the commercial office property which have terms of up to 15 years, and a ground lease on a land parcel for 90 years. Rental income under the air cargo distribution facility lease represented 86%, 39% and 21% of total rental income for 1998, 1997 and 1996, respectively. Future minimum rental revenue from non-cancelable leases in effect as of December 31, 1998 are as follows:

 1999    2000     2001     2002     2003    THEREAFTER
------  ------   ------   ------   ------   ----------
$1,841.. $1,791  $1,791   $1,791   $1,791     $8,140

     Turner has guaranteed $2,750 of a $5,000 letter of credit facility and $275 of a $500 line of credit facility of Turner Steiner International LLC, in which Turner holds a 50% ownership interest.

     Turner is a defendant in various litigation incident to its business and in certain instances the amounts sought include substantial claims and counterclaims. Although the outcome of litigation cannot be predicted with certainty, in the opinion of management based on the facts known at this time, the resolution of such litigation is not anticipated to have a material adverse effect on our financial position or results of operations. As these matters continue to proceed through the litigation process to ultimate resolution, it is reasonably possible that our estimation of the effect of such matters could change within the next year.

14.  INTEREST AND OTHER INCOME, NET

     The major components of Interest and Other Income, net are as follows:

                                                        1998      1997      1996
                                                       ------    ------    ------
Interest income......................................  $9,299    $5,108    $2,140
Investment impairment................................  (2,000)       --        --
Other................................................      80       (62)     (358)
                                                       ------    ------    ------
          Net........................................  $7,379    $5,046    $1,782
                                                       ======    ======    ======

                    THE TURNER CORPORATION AND SUBSIDIARIES

15.  EARNINGS PER SHARE

     The following table reconciles the components of basic and diluted earnings per common share for "income (loss) before extraordinary loss" for the years ended December 31, 1998, 1997 and 1996.

                                                     1998           1997           1996
                                                  -----------    -----------    ----------
Numerator:
  Income (loss) before extraordinary loss.......  $    19,633    $     8,792    $   (1,695)
  Preferred stock dividends, net of tax
     benefits...................................       (1,956)        (2,037)       (1,827)
                                                  -----------    -----------    ----------
  Income (loss) available to common stockholders
     before extraordinary loss -- Basic.........       17,677          6,755        (3,522)
                                                  -----------    -----------    ----------
  Effect of dilutive securities:(a)
     Series C preferred stock dividends.........          542            765            --
     Series D preferred stock dividends.........          361            212            --
     Convertible debenture interest expense, net
       of tax...................................           --            140            --
     Series B preferred stock dividends, net of
       tax benefits.............................        1,053          1,060            --
     Series B preferred stock dividend
       differential.............................       (1,053)        (1,060)           --
                                                  -----------    -----------    ----------
                                                          903          1,117            --
                                                  -----------    -----------    ----------
  Income (loss) available to common stockholders
     before extraordinary loss -- Diluted.......  $    18,580    $     7,872    $   (3,522)
                                                  ===========    ===========    ==========
Denominator:
  Weighted average common shares outstanding --
     Basic......................................    8,001,425      7,929,739     7,858,022
                                                  -----------    -----------    ----------
  Effect of dilutive securities:(a)
     Stock-based compensation plans.............      720,157        670,395            --
     Series C convertible preferred stock.......    1,500,000      1,500,000            --
     Series D convertible preferred stock.......      900,000        900,000            --
     Series B convertible preferred stock.......    1,261,157      1,268,580            --
                                                  -----------    -----------    ----------
                                                    4,381,314      4,338,975            --
                                                  -----------    -----------    ----------
  Weighted average common and common equivalent
     shares outstanding -- Diluted..............   12,382,739     12,268,714     7,858,022
                                                  ===========    ===========    ==========
Basic earnings (loss) per common share before
  extraordinary loss............................  $      2.21    $      0.85    $    (0.45)
Diluted earnings per common share before
  extraordinary loss............................         1.50           0.64            (a)

---------------
(a) The common equivalent shares for the year ended December 31, 1996 were:
    124,394 shares for the Stock-based compensation plans, 1,500,000 shares for the Series C convertible preferred stock, 900,000 shares for the convertible debenture, and 1,272,361 shares for the Series B

                    THE TURNER CORPORATION AND SUBSIDIARIES
    convertible preferred stock. The common equivalent shares for these securities were not included in the calculation of diluted earnings per common share because the effect would be antidilutive.

16. OPERATING SEGMENT INFORMATION

     Turner's one reportable operating segment is our construction segment; however, information regarding the real estate segment is also presented. The construction segment provides general contracting, construction management and consulting services.

     The Consolidated Statements of Operations provides information regarding segment profit/loss and segment revenues. Certain other financial data for Turner's segments are presented below:

                                                 1998         1997        1996
                                              ----------    --------    --------
Total assets at year end:
  Construction..............................  $  841,016    $790,969    $744,186
  Real estate...............................      42,402      46,509      72,606
                                              ----------    --------    --------
  Segment total.............................     883,418     837,478     816,792
  Unallocated amounts:
     Cash and cash equivalents..............     129,927     113,800      75,731
     Marketable securities..................     112,766      18,902          --
     Other..................................       2,952       2,507       2,073
                                              ----------    --------    --------
  Consolidated total........................  $1,129,063    $972,687    $894,596
                                              ==========    ========    ========
Depreciation and amortization expense:
  Construction..............................  $    9,333    $  8,437    $  8,951
  Real estate...............................       1,509       2,271       3,734
                                              ----------    --------    --------
  Consolidated total........................  $   10,842    $ 10,708    $ 12,685
                                              ==========    ========    ========
Interest expense:
  Construction..............................  $      321    $    321    $    393
  Real estate...............................         612       1,263       2,147
  Corporate.................................          --       4,822       5,195
                                              ----------    --------    --------
  Consolidated total........................  $      933    $  6,406    $  7,735
                                              ==========    ========    ========
Capital expenditures:
  Construction..............................  $    4,914    $  6,117    $  7,371
  Real estate...............................          83         431       2,143
                                              ----------    --------    --------
  Consolidated Total........................  $    4,997    $  6,548    $  9,514
                                              ==========    ========    ========

                    THE TURNER CORPORATION AND SUBSIDIARIES

     The value of construction completed related to Turner's products and services provided by our construction segment was:

                                                        1998          1997          1996
                                                     ----------   ------------   -----------
     General contracting................             $3,601,070    $3,089,099    $2,744,630
     Construction management............                505,695       517,196       546,851
     Consulting.........................                 22,956        33,459        26,293
                                                     ----------    ----------    ----------
       Construction segment total.......             $4,129,721    $3,639,754    $3,317,774
                                                     ==========    ==========    ==========

     Turner's revenue and assets predominantly relate to our United States operations, with immaterial amounts related to foreign operations.

     In 1998, Turner adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which revised the disclosures about our operating segments. Turner has restated prior years to conform to the new disclosure requirements.

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                          MARCH 31    JUNE 30     SEPTEMBER 30   DECEMBER 31
                                          --------   ----------   ------------   -----------
1998 QUARTER ENDED
Value of construction completed.........  $906,438   $1,033,616    $1,105,095    $1,084,572
Revenue from construction contracts.....   814,435      923,419       963,305       997,835
Earnings from construction contracts....    21,576       22,247        24,920        29,940
Income before income taxes..............     6,499        7,477         9,722        13,158
Net income..............................     3,574        4,113         5,347         6,599
Basic earnings per common share (a).....  $   0.37   $     0.44    $     0.60    $     0.80
Diluted earnings per common share (a)...      0.27         0.31          0.41          0.52

                    THE TURNER CORPORATION AND SUBSIDIARIES

                                        MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31
                                      ------------   ------------   ------------   ------------
1997 QUARTER ENDED
Value of construction completed.....    $792,338       $889,286       $987,532       $970,598
Revenue from construction
  contracts.........................     700,072        770,276        851,866        848,530
Earnings from construction
  contracts.........................      18,215         19,003         21,355         27,935
Income before income taxes..........       2,257          2,937          4,076          6,716
Income before extraordinary loss....       1,241          1,615          2,242          3,694
Net income..........................       1,241          1,615          2,242            795(b)
Basic earnings per common share:(a)
  Income before extraordinary
     loss...........................    $   0.10       $   0.15       $   0.21       $   0.39
  Net income........................        0.10           0.15           0.21           0.03
Diluted earnings per common
  share:(a)
  Income before extraordinary
     loss...........................    $   0.08       $   0.12       $   0.16       $   0.27
  Net income........................        0.08           0.12           0.16           0.04

-------------------------
(a) The quarterly per share amounts are computed independently of annual amounts.

(b) The fourth quarter includes an extraordinary loss on early extinguishment of debt of $2,899, net of tax.

  RESPONSIBILITIES FOR FINANCIAL REPORTING

     The management of The Turner Corporation and Subsidiaries has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis and are not misstated due to material error or fraud. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

     The fair presentation of Turner's financial position, results of operations and cash flows are reported on by the independent public accountants, Arthur Andersen LLP (see Report of Independent Public Accountants) for each of the three years in the period ended December 31, 1998. Management has made available to Arthur Andersen LLP all of Turner's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Arthur Andersen LLP during its audit were valid and appropriate.

     To fulfill the responsibility for the reporting of financial results, management maintains a system of accounting and internal controls. Management has operational and financial personnel perform procedures to provide assurance of compliance with controls and policies. In addition, based upon management's assessment of risk, operational, financial and special reviews are performed by contracted auditors to periodically test the effectiveness of selected controls. Management seeks to assure the quality of financial reporting by careful selection and training of supervisory and management personnel, by organization structures that provide an appropriate division of responsibility, and by communication of accounting and business policies and procedures throughout Turner. Management believes the internal accounting controls in use provide reasonable assurance that Turner's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements. In addition, Turner has distributed a statement of its policies for conducting business affairs in a lawful and ethical manner and receives reports of compliance annually.

     The Board of Directors, through the Audit Committee of the Board, meets separately and jointly with management, the contracted auditors and the independent public accountants on a periodic basis to assure itself that each is carrying out its responsibilities.

NATIONAL OFFICE NETWORK

Turner offers customers a nationwide office network. Through this network, we offer customers a broad range of construction related services.


CALIFORNIA          Special Projects Division          Special Projects Division          VIRGINIA
Los Angeles*        Chicago                            Cincinnati                         Richmond*

Orange County       INDIANA                            Cleveland                          WASHINGTON
Irvine              Indianapolis                                                          Seattle*

                                                       Special Projects Division
San Diego           MASSACHUSETTS                      Cleveland                          WASHINGTON, DC
                    Boston*                                                               Arlington*

San Francisco*      MICHIGAN                           Columbus/Worthington               THE LATHROP
                    Detroit*                                                              COMPANY, INC.
                                                                                          Maumee, OH*
San Jose*           MISSOURI                           OREGON
                    Kansas City                        Portland                           TURNERUNIVERSAL
                                                                                          CONSTRUCTION
                                                                                          COMPANY
West Sacramento*    NEW JERSEY                         PENNSYLVANIA                       Huntsville, AL*
                    Atlantic City                      Philadelphia*

COLORADO            Somerset*                          Pittsburgh*                        INTERNATIONAL
Denver                                                                                    TURNERSTEINER
                                                                                          INTERNATIONAL, LLC
                                                                                          New York, NY
CONNECTICUT         NEW York                           TENNESSEE
Shelton*            Albany                             Nashville*
                                                                                          TURNERSOUTH
                                                                                          AMERICA LTDA.
FLORIDA             Buffalo                            TEXAS                              Sao Paulo, Brazil
Miami*                                                 Dallas*

Orlando/Maitland    Long Island/Melville               Houston

GEORGIA             New York*
Atlanta

ILLINOIS            NORTH CAROLINA                                    [LOGO]
Arlington Heights   Raleigh

Chicago             OHIO
                    Cincinnati


* Office includes a special projects division

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,562,500 SHARES

                             THE TURNER CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

PAINEWEBBER INCORPORATED
                                CIBC OPPENHEIMER
                                                            SANDERS MORRIS MUNDY

                            ------------------------

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

     The following table sets forth the estimated expenses to be borne by Turner, in connection with the issuance and distribution of the securities being registered hereby, other than underwriting and commissions.

SEC registration fee..................................  $19,683
NASD filing fee.......................................    7,580
Accounting fees and expenses**........................
Legal fees and expenses**.............................
Blue Sky expenses and counsel fees**..................
Printing and engraving expenses**.....................
NYSE listing fee......................................    3,500
Transfer Agent and Registrar's fees and expenses**....
Miscellaneous expenses**..............................
                                                        -------
     Total............................................  $
                                                        =======

-------------------------
 * Except for the SEC registration fee, the NASD filing fee and the NYSE listing fee, all the foregoing expenses have been estimated.

** To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article EIGHT of the By-Laws of The Turner Corporation provides as follows:

          The Corporation shall indemnify Directors or Officers of the Corporation in the manner and to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding (including civil, criminal, administrative or investigative proceedings) arising out of their service to the Corporation or to another organization at the Corporation's request. Persons who are not Directors or Officers of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors. The provisions of this Section shall be applicable to actions or proceedings commenced after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof, and to persons who have ceased to be Directors, Officers or employees and shall inure to the benefit of their heirs, executors and administrators.

     Section 145 of the General Corporation Law of the State of Delaware provides as follows:

          Under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or business association in connection with the defense or settlement of an action or suit, if such person has acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Turner has entered into agreements to provide indemnification for its directors in addition to the indemnification provided for in the By-Laws of Turner. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorney's fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by such indemnitee in any action or proceeding, including any action by or in the right of Turner, on account of services as a director or officer of any affiliate of Turner, or as a director or officer of any other company or enterprise that the indemnitee provides services to at the request of Turner.

     The form of Underwriting Agreement filed as Exhibit 1.1 provides for the indemnification of Turner, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following is a list of exhibits filed as part of the Registration Statement.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 1.1.    Form of Underwriting Agreement.*
 3.1.1   Certificate of Incorporation, as amended to April 5, 1984, incorporated herein by reference to Exhibit 3 to Turner's
         Registration Statement on Form S-14, No. 2-90235.
 3.1.2   Amendments dated May 19, 1986, September 12, 1988 and July
         10, 1989, incorporated herein by reference to Exhibit 3(a)
         to Turner's 1989 Annual Report on Form 10-K.
 3.1.3   Certificate of Designations with regard to Series C 8 1/2%
         Convertible Preferred Stock, incorporated herein by
         reference to Exhibit 2 to Turner's Form 8-K dated July 20,
         1992.
 3.1.4   Certificate of Designations with regard to Series D 8 1/2%
         Convertible Preferred Stock, incorporated herein by
         reference to Exhibit 3 to Turner's Form 8-K dated July 20,
         1992.
 3.1.5   Certificate of Designations with regard to Series E 8 1/2%
         Convertible Preferred Stock, incorporated herein by
         reference to Exhibit 4 to Turner's Form 8-K dated July 20,
         1992.
 3.1.6   Certificate of Designations with regard to Series F
         Participating Preferred Stock, incorporated by reference to
         Exhibit C to Exhibit 1 to Turner's Form 8-A filed September
         3, 1998.
 3.1.7   Certificate of Elimination with regard to Series A Junior
         Participating Preferred Stock, incorporated herein by
         reference to Exhibit 3(a)(ix) to Turner's 1998 Annual Report on Form 10-K.
 3.2     By-Laws, as amended to December 9, 1998, incorporated herein by reference to Exhibit 3(b) to Turner's 1998 Annual Report on Form 10-K.
 4.1.    Rights Agreement, dated as of September 21, 1998 between
         Turner and First Chicago Trust Company of New York,
         incorporated herein by reference to Exhibit 1 to Turner's
         Form 8-A, filed on September 3, 1998.
 4.2     Agreement regarding Security Holder's Rights, Obligations
         and Options, dated July 20, 1992, between Turner and Karl
         Steiner Holding AG, incorporated herein by reference to
         Exhibit 5 to Turner's Form 8-K dated July 20, 1992.
 5.1.    Opinion of Fried, Frank, Harris, Shriver & Jacobson, as to
         the legality of the securities being offered.*
23.1     Consent of Fried, Frank, Harris, Shriver & Jacobson
         (included in Exhibit 5.1).*
23.2.    Consent of Arthur Andersen LLP.
24.1.    Powers of Attorney (included on the signature pages of the
         Registration Statement).

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     Not applicable.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of March, 1999.

                                          THE TURNER CORPORATION

                                          By: /s/ E. T. GRAVETTE, JR.

                                          --------------------------------------
                                              Name:  E. T. Gravette, Jr.
                                              Title:   Chairman of the Board of
                                                       Directors
                                                       and Chief Executive
                                                       Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Ellis T. Gravette, Jr., Robert E. Fee and Donald G. Sleeman, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                TITLE               DATE
                     ---------                                -----               ----
              /s/ E. T. GRAVETTE, JR.                Chairman of the Board    March 4, 1999
---------------------------------------------------    of Directors, Chief
                E. T. Gravette, Jr.                    Executive Officer and
                                                       Director

                 /s/ D. G. SLEEMAN                   Senior Vice President    March 4, 1999
---------------------------------------------------    and Chief Financial
                   D. G. Sleeman                       Officer (Principal
                                                       Financial Officer and
                                                       Principal Accounting
                                                       Officer)

              /s/ H. BAUMANN-STEINER                 Director                 March 4, 1999
---------------------------------------------------
                H. Baumann-Steiner

                 /s/ W. G. EHLERS                    Director                 March 4, 1999
---------------------------------------------------
                   W. G. Ehlers

                   /s/ R. E. FEE                     Director, President and  March 4, 1999
---------------------------------------------------    Chief Operating
                     R. E. Fee                         Officer

                 /s/ A. G. FIEGER                    Director                 March 4, 1999
---------------------------------------------------
                   A. G. Fieger

                 /s/ T. C. LEPPERT                   Director                 March 4, 1999
---------------------------------------------------
                   T. C. Leppert

                    /s/ L. LOMO                      Director                 March 4, 1999
---------------------------------------------------
                      L. Lomo

               /s/ C. H. MOORE, JR.                  Director                 March 4, 1999
---------------------------------------------------
                 C. H. Moore, Jr.

                /s/ H. J. PARMELEE                   Director and             March 4, 1999
---------------------------------------------------    President -- Asset
                  H. J. Parmelee                       Management

              /s/ G. J. RECORDS, JR.                 Director                 March 4, 1999
---------------------------------------------------
                G. J. Records, Jr.

                 /s/ P. K. STEINER                   Director                 March 4, 1999
---------------------------------------------------
                   P. K. Steiner

                     SIGNATURE                                TITLE               DATE
                     ---------                                -----               ----
                 /s/ G. A. WALKER                    Director                 March 4, 1999
---------------------------------------------------
                   G. A. Walker

                 /s/ J. O. WHITNEY                   Director                 March 4, 1999
---------------------------------------------------
                   J. O. Whitney

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1.     Form of Underwriting Agreement.*
 3.1.1    Certificate of Incorporation, as amended to April 5, 1984, incorporated herein by reference to Exhibit 3 to Turner's
          Registration Statement on Form S-14, No. 2-90235.
 3.1.2    Amendments dated May 19, 1986, September 12, 1988 and July
          10, 1989, incorporated herein by reference to Exhibit 3(a)
          to Turner's 1989 Annual Report on Form 10-K.
 3.1.3    Certificate of Designations with regard to Series C 8 1/2%
          Convertible Preferred Stock, incorporated herein by
          reference to Exhibit 2 to Turner's Form 8-K dated July 20,
          1992.
 3.1.4    Certificate of Designations with regard to Series D 8 1/2%
          Convertible Preferred Stock, incorporated herein by
          reference to Exhibit 3 to Turner's Form 8-K dated July 20,
          1992.
 3.1.5    Certificate of Designations with regard to Series E 8 1/2%
          Convertible Preferred Stock, incorporated herein by
          reference to Exhibit 4 to Turner's Form 8-K dated July 20,
          1992.
 3.1.6    Certificate of Designation with regard to Series F
          Participating Preferred Stock, incorporated by reference to
          Exhibit C to Exhibit 1 to Turner's Form 8-A filed September
          3, 1998.
 3.1.7    Certificate of Elimination with regard to Series A Junior
          Participating Preferred Stock, incorporated herein by
          reference to Exhibit 3(a)(ix) to Turner's 1998 Annual Report on Form 10-K.
 3.2      By-Laws, as amended to December 9, 1998, incorporated herein by reference to Exhibit 3(b) to Turner's 1998 Annual Report on Form 10-K.
 4.1.     Rights Agreement, dated as of September 21, 1998 between
          Turner and First Chicago Trust Company of New York,
          incorporated herein by reference to Exhibit 1 to Turner's
          Form 8-A, filed on September 3, 1998.
 4.2      Agreement regarding Security Holder's Rights, Obligations
          and Options, dated July 20, 1992, between Turner and Karl
          Steiner Holding AG, incorporated herein by reference to
          Exhibit 5 to Turner's Form 8-K dated July 20, 1992.
 5.1.     Opinion of Fried, Frank, Harris, Shriver & Jacobson as to
          the legality of the securities being offered.*
23.1      Consent of Fried, Frank, Harris, Shriver & Jacobson
          (included in Exhibit 5.1).*
23.2.     Consent of Arthur Andersen LLP.
24.1.     Powers of Attorney (included on the signature pages of the
          Registration Statement).

-------------------------
* To be filed by amendment.